FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.
Exact Name of Registrant as Specified in Charter

0000815018
Registrant CIK Number

Form 8-K, March 26, 2004, Series 2004-WMC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106982
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 26, 2004

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By:____________________
Name:
Title:

By:____________________
Name: Steven Warjanka
Title: Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2004-WMC1
Mortgage Pass-Through Certificates

$346,780,000
(APPROXIMATE)

WMC Mortgage Corporation
(ORIGINATOR)

Wells Fargo Bank, N.A.
(MASTER SERVICER)

HomEq Servicing Corporation
(SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

March 22, 2004

UBS Investment Bank

The analysis in this report is based on information provided by WMC Mortgage Corporation (the "Originator"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. *The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by* UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments *on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials.* Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

MASTR Asset Backed Securities Trust 2004-WMC1
Mortgage Pass-Through Certificates
$346,780,000 (APPROXIMATE OFFERED CERTIFICATES)

Structure Overview

Class[1][2]	Initial Certificate Principal Balance ($)[3]	Certificate Type	Expected WAL (years)[4][5] Call / Maturity	Expected Principal Window[4][5] Start – Call – Maturity	Legal Final Maturity Date	Expected Ratings (S&P / Moody's / Fitch)
A-1[illegible]	253,634,000	FLT / SEN		Not Offered Hereby		AAA / Aaa / AAA
A-2[7,8]	28,170,000	FLT / SEN / NAS	5.39 / 6.22	11/07 – 10/10 – 11/18	February 2034	AAA / Aaa / AAA
A-3[illegible]	151,682,000	FLT / SEN / PT		Not Offered Hereby		AAA / Aaa / AAA
A-4	80,421,000	FLT / SEN / SEQ	1.00 / 1.00	04/04 – 12/05 – 12/05	February 2034	AAA / Aaa / AAA
A-5[7]	79,850,000	FLT / SEN / SEQ	3.00 / 3.00	12/05 – 02/10 – 02/10	February 2034	AAA / Aaa / AAA
A-6[7]	17,315,000	FLT / SEN / SEQ	6.49 / 8.49	02/10 – 10/10 – 11/18	February 2034	AAA / Aaa / AAA
M-1[7,9]	52,644,000	FLT / MEZZ	4.65 / 5.13	07/07 – 10/10 – 10/16	February 2034	AA / Aa2 / AA
M-2[7,9]	42,653,000	FLT / MEZZ	4.59 / 5.01	05/07 – 10/10 – 07/15	February 2034	A / A2 / A
M-3[7,9]	13,065,000	FLT / MEZZ	4.56 / 4.92	05/07 – 10/10 – 01/14	February 2034	A- / A3 / A-
M-4[7,9]	11,912,000	FLT / MEZZ	4.56 / 4.86	04/07 – 10/10 – 05/13	February 2034	BBB+ / Baa1 / BBB+
M-5[7,9]	9,222,000	FLT / MEZZ	4.54 / 4.76	04/07 – 10/10 – 08/12	February 2034	BBB / Baa2 / BBB
M-6[7,9]	11,528,000	FLT / MEZZ	4.53 / 4.60	04/07 – 10/10 – 11/11	February 2034	BBB- / Baa3 / NR
M-7[illegible]	8,454,000	FIX / MEZZ		Not Offered Hereby		BB[illegible] / Ba1 / NR
Total	**$760,450,000**					

(1) The Class A-1 and Class A-2 Certificates are backed by a pool of adjustable-rate and fixed-rate, first lien and second lien residential mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-3 Certificates are backed by a pool of adjustable-rate and fixed-rate, first lien and second lien residential mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-4, Class A-5 and Class A-6 Certificates are backed by a pool of adjustable-rate and fixed-rate, first lien and second lien residential mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are backed by all of the mortgage loans.

(2) *The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.*

(3) Subject to a variance of +/- 5%.

(4) *To 10% Optional Termination at the Pricing Speed.*

(5) To maturity at the Pricing Speed.

(6) The Class A-1, Class A-3 and Class M-7 Certificates are not offered hereby.

(7) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates (other than the Class A-4 Certificates) will increase to *two times* each such Certificate's initial certificate margin, the certificate margin for each of the Floating-Rate Class M Certificates will increase to *one-and-a-half times* each such Certificate's initial certificate margin, and the certificate coupon for the Class M-7 Certificates will increase by 0.50%.

(8) The Class A-2 Certificates will not receive principal distributions during the Class A-2 Lockout Period (as defined herein).

(9) It is not expected that any of the Class M Certificates will receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	4% CPR growing to 35% CPR over 24 months and 35% CPR thereafter

Transaction Highlights

- The Mortgage Loans consist of subprime, adjustable-rate and fixed-rate, first lien and second lien mortgage loans on residential one- to four-family properties originated by WMC Mortgage Corporation.
- The transaction consists of a Senior/Mezz/OC structure.
- The Credit Enhancement for the Certificates will be provided through subordination, overcollateralization as of the Closing Date of 1.05% and excess spread.
- The Mortgage Loans will be serviced by HomEq Servicing Corporation ("HomEq"). As a primary residential servicer of subprime mortgage loans, HomEq is rated SQ1 (Moody's), RPS1 (Fitch), and Strong/Stable (S&P).
- None of the Mortgage Loans will be covered by Mortgage Insurance.
- None of the Mortgage Loans are classified as "High Cost" loans.
- None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 were pledged upon properties located in the state of Georgia.
- The Certificates (subject to certain restrictions as defined herein) will be ERISA eligible.
- None of the Certificates will be SMMEA eligible.
- All numbers and percentages herein relating to the Mortgage Loans are as of the Statistical Calculation Date.
- The Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.
- Bloomberg: MABS 2004-WMC1
- Intex: MABS04W1

MABS 2004-WMC1 Mortgage Loans

	Group I		Group II		Group III		Aggregate
	Adjustable Rate	*Fixed Rate*	*Adjustable Rate*	*Fixed Rate*	*Adjustable Rate*	*Fixed Rate*	
Current Balance	$261,804,153	$92,540,881	$143,548,749	$47,245,719	$165,064,786	$58,314,098	$768,518,386
Number of Loans	1,507	1,102	804	555	384	416	4,768
Average Loan Balance	$173,725	$83,975	$178,543	$85,127	$429,856	$140,178	$161,183
Wtd. Avg. Gross Mortgage Rate	7.225%	8.263%	7.184%	8.256%	6.873%	8.755%	7.446%
Wtd. Avg. Net Mortgage Rate	6.720%	7.758%	6.679%	7.751%	6.368%	8.250%	6.941%
Wtd. Avg. FICO	628	645	630	648	644	666	638
Wtd. Avg. Original LTV[1]	81.37%	83.66%	80.76%	84.14%	81.36%	90.20%	82.37%
Wtd. Avg. Stated Rem. Term (months)	356	294	356	296	356	255	337
Wtd. Avg. Seasoning (months)	4	4	4	4	4	4	4
Wtd. Avg. Months to Next Adj. Date	23	N/A	22	N/A	23	N/A	23
Wtd. Avg. Gross Margin	6.131%	N/A	6.085%	N/A	5.766%	N/A	6.014%
Wtd. Avg. Initial Rate Cap	1.773%	N/A	1.784%	N/A	1.938%	N/A	1.824%
Wtd. Avg. Periodic Rate Cap	1.000%	N/A	1.000%	N/A	1.000%	N/A	1.000%
Wtd. Avg. Maximum Rate	13.714%	N/A	13.675%	N/A	13.360%	N/A	13.602%
Wtd. Avg. Minimum Rate	7.225%	N/A	7.186%	N/A	6.872%	N/A	7.113%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Transaction Overview

Issuer: MASTR Asset Backed Securities Trust 2004-WMC1

Depositor: Mortgage Asset Securitization Transactions, Inc.

Mortgage Loan Seller: UBS Real Estate Securities Inc.

Originator: WMC Mortgage Corporation

Master Servicer: Wells Fargo Bank, N.A.

Servicer: HomEq Servicing Corporation

HomEq Servicer Ratings:

	S&P	Moody's	Fitch
Primary Servicer:	Strong/Stable	SQ1	RPS1
Special Servicer:	Strong/Stable	N/R	RSS1

Trustee: U.S. Bank National Association

Trust Administrator and Custodian: Wells Fargo Bank, N.A.

Lead Underwriter: UBS Securities LLC

Class A Certificates: The Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates, Class A-4 Certificates, Class A-5 Certificates and Class A-6 Certificates.

Class M Certificates: The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates.

Floating-Rate Certificates: The Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates.

Fixed-Rate Certificates: The Class M-7 Certificates.

Floating-Rate Class M Certificates: The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates.

Senior Group I Certificates: The Class A-1 Certificates and Class A-2 Certificates.

Senior Group II Certificates: The Class A-3 Certificates.

Senior Group III Certificates: The Class A-4 Certificates, Class A-5 Certificates and Class A-6 Certificates.

Offered Certificates: The Class A-2 Certificates, Class A-4 Certificates, Class A-5 Certificates, Class A-6 Certificates and Floating-Rate Class M Certificates.

Non-Offered Certificates: The Class A-1 Certificates, Class A-3 Certificates and Class M-7 Certificates.

Retained Certificates: The Class CE Certificates, Class P Certificates, Class R Certificates and Class R-X Certificates.

Expected Pricing Date: On or about March [25], 2004

Expected Closing Date: On or about March [29], 2004

Legal Final Maturity Date: February 25, 2034. This date represents the Distribution Date occurring in the month following the maturity date of the latest maturing Mortgage Loan.

Transaction Overview

Collateral:	As of March 1, 2004 (the "Statistical Calculation Date"), the Mortgage Loans consist of approximately 4,768 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans with an aggregate principal balance of approximately $768,518,386. The Mortgage Loans will be broken into three groups. The Group I Mortgage Loans will consist of approximately 2,609 Mortgage Loans totaling $354,345,034 with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Group II Mortgage Loans will consist of approximately 1,359 Mortgage Loans totaling $190,794,468 with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Group III Mortgage Loans will consist of approximately 800 Mortgage Loans totaling $223,378,884 with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The principal balances of the Mortgage Loans as of the Statistical Calculation Date represent scheduled balances as of March 1, 2004.
Cut-off Date:	March 1, 2004
Record Date:	The business day immediately preceding each Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in April 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from March 1, 2004) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	<u>Floating-Rate Certificates:</u> Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Floating-Rate Certificates will initially settle flat (no accrued interest). <u>Fixed-Rate Certificates:</u> For each Distribution Date will be the calendar month immediately preceding the calendar month in which such Distribution Date occurs. Interest will accrue during the related Interest Accrual Period on the basis of a 360-day year consisting of twelve 30-day months. Each class of Fixed-Rate Certificates will settle with accrued interest and will have a 24-day payment delay.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of [0.005]% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Servicing Advances:	The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview

Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMS Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Société Anonyme or Euroclear System, on or about March [29], 2004 against payment therefore in immediately available funds.
ERISA Considerations:	The Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, you should consult with counsel as to whether you can buy or hold an Offered Certificate.
SMMEA Eligibility:	None of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").

Credit Enhancement

Credit Enhancement:

1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination

Excess Spread: The initial weighted average net mortgage rate of the Mortgage Loans will be greater than the weighted average Pass-Through Rate of the Class A Certificates and Class M Certificates, resulting in excess cash flow.

The average monthly Excess Spread for the first 12 months is expected to be approximately 5.38%.

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 1.05% of the aggregate principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 2.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $3,842,592 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the Senior Interest Distribution Amount distributable to the Class A Certificates, (ii) the Interest Distribution Amount distributable to the Class M Certificates and (iii) the principal remittance amount.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Certificate Class	Closing Date	After Stepdown Date
A	20.50%	41.00%
M-1	13.65%	27.30%
M-2	8.10%	16.20%
M-3	6.40%	12.80%
M-4	4.85%	9.70%
M-5	3.65%	7.30%
M-6	2.15%	4.30%
M-7	1.05%	2.10%

Credit Enhancement

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in April 2007 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount, or the Group III Principal Distribution Amount, to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 41.00%.

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds the applicable percentages of the Credit Enhancement Percentage for the prior Distribution Date as specified in the Pooling and Servicing Agreement for the most senior class of Certificates then outstanding; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
April 2007 through March 2008	3.00%
April 2008 through March 2009	4.50%
April 2009 through March 2010	5.75%
April 2010 and thereafter	6.25%

Payment of Interest

Interest Carry Forward Amount: For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.

Pass-Through Rate: The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate (with respect to the Floating-Rate Certificates) or the related fixed-rate (with respect to the Fixed-Rate Certificates) for such distribution date and (b) the Net WAC Rate Cap for such Distribution Date.

Formula Rate: The Formula Rate for each class of Floating-Rate Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.

Interest Distribution Amount: The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent not allocated to interest accrued on the Class CE Certificates.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.

Expense Adjusted Net Mortgage Rate: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Basis Risk Shortfall: Because the adjustable-rate Mortgage Loans accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Floating-Rate Certificates are calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Since the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly.

To mitigate the risk of such Basis Risk Shortfalls, certain Certificates will benefit from the related interest rate Cap Contracts. The Senior Group I Certificates will not have the benefit of such a Cap Contract. The notional schedules for the Cap Contracts are available at the end of this term sheet.

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the undistributed portion of any such amounts from the prior Distribution Date and (ii) interest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the distribution of any Net WAC Rate Carryover Amount.

Payment of Interest

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Senior Group I Certificates, the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Senior Group II Certificates and the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans, in the case of the Senior Group III Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current Certificate Principal Balance of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Floating-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 and Class A-2 Certificates *pro rata*, the Senior Interest Distribution Amount related to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class A-3 Certificates, the Senior Interest Distribution Amount related to such Certificates; and from the Group III Interest Remittance Amount, to the holders of the Class A-4 Certificates, Class A-5 Certificates and Class A-6 Certificates *pro rata*, the Senior Interest Distribution Amount related to such Certificates. Any combined Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated groups;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class; and

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class.

Payment of Principal

Group I Principal Distribution Amount:	The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Senior Group I Allocation Percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Senior Group I Allocation Percentage).
Group II Principal Distribution Amount:	The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Senior Group II Allocation Percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Senior Group II Allocation Percentage).
Group III Principal Distribution Amount:	The Group III Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Senior Group III Allocation Percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Senior Group III Allocation Percentage).
Senior Group I Allocation Percentage:	The Senior Group I Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.
Senior Group II Allocation Percentage:	The Senior Group II Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.
Senior Group III Allocation Percentage:	The Senior Group III Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group III Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Payment of Principal

Class A-2 Lockout Period:	No payments of principal will be allocable in respect of the Class A-2 Certificates until the earlier of (x) the Distribution Date occurring in April 2007 and (y) the Distribution Date on which the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero.
Class A-1 Allocation Percentage:	For each Distribution Date during the Class A-2 Lockout Period, the Class A-1 Allocation Percentage shall equal 100%. For each Distribution Date after the Class A-2 Lockout Period, the Class A-1 Allocation Percentage shall equal the percentage equivalent of a fraction, the numerator of which is (x) the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Class A-1 Certificates and Class A-2 Certificates immediately prior to such Distribution Date.
Class A-2 Allocation Percentage:	For each Distribution Date during the Class A-2 Lockout Period, the Class A-2 Allocation Percentage shall equal 0%. For each Distribution Date after the Class A-2 Lockout Period, the Class A-2 Allocation Percentage shall equal the percentage equivalent of a fraction, the numerator of which is (x) the aggregate Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Class A-1 Certificates and Class A-2 Certificates immediately prior to such Distribution Date.
Senior Group I Principal Distribution Priority:	With respect to the Senior Group I Certificates, all principal distributions of the Group I Principal Distribution Amount and Senior Group I Principal Distribution Amount will be distributed (i) first, to the Class A-1 Certificates (to the extent of the Class A-1 Allocation Percentage) and to the Class A-2 Certificates (to the extent of the Class A-2 Allocation Percentage) and (ii) second, to the Class A-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero, provided, however, if the Certificate Principal Balance of the Class M Certificates and Class CE Certificates has been reduced to zero, all distributions of principal on the Senior Group I Certificates shall be *pro rata*.
Senior Group III Principal Distribution Priority:	With respect to the Senior Group III Certificates, all principal distributions of the Group III Principal Distribution Amount and Senior Group III Principal Distribution Amount will be distributed sequentially to the Class A-4 Certificates until the Certificate Principal Balance thereof has been reduced to zero, then to the Class A-5 Certificates until the Certificate Principal Balance thereof has been reduced to zero and finally to the Class A-6 Certificates until the Certificate Principal Balance thereof has been reduced to zero provided, however, if the Certificate Principal Balance of the Class M Certificates and Class CE Certificates has been reduced to zero, all distributions of principal on the Senior Group III Certificates shall be *pro rata*..
Senior Group I Principal Distribution Amount:	The Senior Group I Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Senior Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,771,725.
Senior Group II Principal Distribution Amount:	The Senior Group II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $953,972.

Payment of Principal

Senior Group III Principal Distribution Amount: The Senior Group III Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Senior Group III Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $1,116,894.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Senior Group I, Senior Group II and Senior Group III Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 72.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,842,592.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Senior Group I, Senior Group II, Senior Group III and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,842,592.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of the Senior Group I, Senior Group II, Senior Group III, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,842,592.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of the Senior Group I, Senior Group II, Senior Group III, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,842,592.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of the Senior Group I, Senior Group II, Senior Group III, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,842,592.

Payment of Principal

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of the Senior Group I, Senior Group II, Senior Group III, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,842,592.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of the Senior Group I, Senior Group II, Senior Group III, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,842,592.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount, and the Group III Principal Distribution Amount shall be distributed as follows:

(i) the Group I Principal Distribution Amount to the holders of the Senior Group I Certificates (according to the Senior Group I Principal Distribution Priority), until the Certificate Principal Balances thereof have been reduced to zero and then, after taking into account the amount distributed pursuant to clause (ii) and (iii) below, to the holders of the Senior Group II Certificates and the Senior Group III Certificates (according to the Senior Group III Principal Distribution Priority), on a *pro rata* basis based on the Certificate Principal Balance of each such group, after taking into account the distribution of the Group II Principal Distribution Amount and the Group III Principal Distribution Amount already distributed, respectively, as described herein, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) the Group II Principal Distribution Amount to the holders of the Class A-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (i) above and (iii) below, to the holders of the Senior Group I Certificates (according to the Senior Group I Principal Distribution Priority) and the Senior Group III Certificates (according to the Senior Group III Principal Distribution Priority), on a *pro rata* basis based on the Certificate Principal Balance of each such group, after taking into account the distribution of the Group I Principal Distribution Amount and the Group III Principal Distribution Amount already distributed, respectively, as described herein, until the Certificate Principal Balances thereof have been reduced to zero;

Payment of Principal

Principal Payment Priority (continued):

(iii) the Group III Principal Distribution Amount to the holders of the Senior Group III Certificates (according to the Senior Group III Principal Distribution Priority), in each case until the Certificate Principal Balances thereof have been reduced to zero and then, after taking into account the amount distributed pursuant to clause (i) and (ii) above, to the holders of the Senior Group I Certificates (according to the Senior Group I Principal Distribution Priority) and the Senior Group II Certificates, on a *pro rata* basis based on the Certificate Principal Balance of each such group, after taking into account the distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount already distributed, respectively, as described herein, until the Certificate Principal Balances thereof have been reduced to zero;

(iv) to the holders of the Class M-1 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero.

(ix) to the holders of the Class M-6 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-7 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount shall be distributed as follows:

(i) Concurrently, to the holders of the Senior Group I Certificates (according to the Senior Group I Principal Distribution Priority), the Senior Group I Principal Distribution Amount; to the holders of the Class A-3 Certificates, the Senior Group II Principal Distribution Amount and to the holders of the Senior Group III Certificates (according to the Senior Group III Principal Distribution Priority), the Senior Group III Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

Payment of Principal

Principal Payment Priority (continued):

(a) Any Senior Group I Principal Distribution Amount or Group I Principal Distribution Amount remaining undistributed will be distributed to the holders of the Senior Group II Certificates and Senior Group III Certificates (according to the Senior Group III Principal Distribution Priority), on a *pro rata* basis based on the Senior Group II Principal Distribution Amount and the Senior Group III Principal Distribution Amount, *after taking into account the distribution of the Group II Principal Distribution Amount* and the Group III Principal Distribution Amount, respectively, as described herein, up to an amount equal to the Senior Group II Principal Distribution Amount and the Senior Group III Principal Distribution Amount, respectively, remaining undistributed, until the Certificate Principal Balance of each such class has been reduced to zero.

(b) Any Senior Group II Principal Distribution Amount or Group II Principal Distribution Amount remaining undistributed will be distributed to the holders of the Senior Group I Certificates (according to the Senior Group I Principal Distribution Priority) and Senior Group III Certificates (according to the Senior Group III Principal Distribution Priority), on a *pro rata* basis based on the Senior Group I Principal Distribution Amount and the Senior Group III Principal Distribution Amount, after taking into account the distribution of the Group I Principal Distribution Amount and the Group III Principal Distribution Amount, respectively, as described herein, up to an amount equal to the Senior Group I Principal Distribution Amount and the Senior Group III Principal Distribution Amount, respectively, remaining undistributed, until the Certificate Principal Balance of each such class has been reduced to zero.

(c) Any Senior Group III Principal Distribution Amount or Group III Principal Distribution Amount remaining undistributed will be distributed to the holders of the Senior Group I Certificates (according to the Senior Group I Principal Distribution Priority) and Senior Group II Certificates, on a *pro rata* basis based on the Senior Group I Principal Distribution Amount and the Senior Group II Principal Distribution Amount, after taking into account the distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, respectively, as described herein, up to an amount equal to the Senior Group I Principal Distribution Amount and the Senior Group II Principal Distribution Amount, respectively, remaining undistributed, until the Certificate Principal Balance of each such class has been reduced to zero.

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount, Group II Principal Distribution Amount and Group III Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I, Group II and Group III Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the related interest rate caps;

(xvii) to the holders of the Class M-7 Certificates, in an amount equal to the Class M-7 Realized Loss Interest Amount currently allocable to such class; and

(xviii) to the holders of the Class CE Certificates, Class R Certificates and Class P Certificates as provided in the Pooling and Servicing Agreement.

The Mortgage Loans (All Collateral)

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date. The balances are scheduled as of March 1, 2004.

Scheduled Principal Balance:	$768,518,386
Number of Mortgage Loans:	4,768
Average Scheduled Principal Balance:	$161,183
Weighted Average Gross Coupon:	7.446%
Weighted Average Net Coupon:	6.941%
Weighted Average Original FICO Score:	638
Weighted Average Original LTV Ratio[1]:	82.37%
Weighted Average Stated Remaining Term (months):	337
Weighted Average Seasoning (months):	4
Weighted Average Months to Next Adjustment Date:	23
Weighted Average Gross Margin:	6.014%
Weighted Average Initial Rate Cap:	1.824%
Weighted Average Periodic Rate Cap:	1.000%
Weighted Average Gross Maximum Lifetime Rate:	13.602%
Weighted Average Gross Minimum Lifetime Rate:	7.113%
Interest-Only Hybrid ARMs:	5.66%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
$50,000 or less	778	$26,283,598	3.42%	$33,784	10.637%	96.89%	654	46.28%	89.84%
$50,001 - $100,000	1,071	79,004,745	10.28	73,767	8.919	88.28	637	54.64	43.10
$100,001 - $150,000	880	109,856,600	14.29	124,837	7.764	82.61	629	53.26	11.43
$150,001 - $200,000	634	110,966,253	14.44	175,026	7.217	80.07	630	52.95	1.75
$200,001 - $250,000	449	100,610,660	13.09	224,077	7.080	80.31	634	43.14	0.00
$250,001 - $300,000	364	99,290,458	12.92	272,776	7.033	81.48	639	41.82	0.00
$300,001 - $350,000	208	67,468,473	8.78	324,368	6.945	81.53	637	42.49	0.00
$350,001 - $400,000	135	51,062,190	6.64	378,238	6.777	81.06	651	37.40	0.00
$400,001 - $450,000	97	41,375,693	5.38	426,554	6.847	82.20	649	45.51	0.00
$450,001 - $500,000	65	31,041,905	4.04	477,568	7.000	80.61	658	39.86	0.00
$500,001 - $550,000	34	17,929,630	2.33	527,342	6.842	79.97	645	44.13	0.00
$550,001 - $600,000	25	14,574,284	1.90	582,971	7.255	80.36	635	27.89	0.00
$600,001 - $650,000	13	8,175,450	1.06	628,881	6.974	78.60	646	30.57	0.00
$650,001 - $700,000	7	4,763,053	0.62	680,436	6.531	81.36	635	27.95	0.00
$700,001 - $750,000	4	2,868,183	0.37	717,046	6.395	78.58	665	75.44	0.00
$750,001 - $800,000	1	768,329	0.10	768,329	6.250	83.70	649	0.00	0.00
$800,001 - $850,000	2	1,621,238	0.21	810,619	6.684	72.05	655	0.00	0.00
$850,001 - $900,000	1	857,644	0.11	857,644	6.750	80.00	692	100.00	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
5.000% - 5.499%	26	$8,009,250	1.04%	$308,048	5.320%	78.35%	702	64.61%	0.00%
5.500% - 5.999%	270	69,942,186	9.10	259,045	5.826	78.46	681	57.01	0.00
6.000% - 6.499%	330	79,272,296	10.31	240,219	6.275	78.85	662	45.36	0.06
6.500% - 6.999%	956	212,953,307	27.71	222,755	6.771	79.61	647	41.66	0.00
7.000% - 7.499%	498	100,725,976	13.11	202,261	7.228	80.71	630	45.24	0.00
7.500% - 7.999%	673	120,526,403	15.68	179,088	7.731	82.77	612	47.29	0.47
8.000% - 8.499%	310	47,379,353	6.17	152,837	8.221	85.34	616	50.54	7.97
8.500% - 8.999%	367	46,351,734	6.03	126,299	8.719	85.61	603	53.64	13.69
9.000% - 9.499%	121	12,516,569	1.63	103,443	9.215	84.48	593	57.42	17.34
9.500% - 9.999%	207	15,953,786	2.08	77,071	9.733	91.13	609	61.55	52.99
10.000% - 10.499%	76	6,346,026	0.83	83,500	10.171	89.21	616	46.92	56.61
10.500% - 10.999%	584	34,811,539	4.53	59,609	10.801	98.72	654	27.47	97.27
11.000% - 11.499%	66	2,358,505	0.31	35,735	11.230	96.79	629	51.34	84.08
11.500% - 11.999%	67	3,337,092	0.43	49,807	11.847	99.67	649	33.94	100.00
12.000% or above	217	8,034,365	1.05	37,025	12.734	99.06	650	29.15	100.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	130	$19,753,815	2.57%	$151,952	8.231%	76.00%	512	71.90%	0.00%
520 - 539	195	36,131,595	4.70	185,290	7.998	77.42	531	69.77	0.23
540 - 559	213	38,057,177	4.95	178,672	7.825	77.98	551	68.22	0.48
560 - 579	237	40,389,223	5.26	170,419	7.614	81.28	570	62.50	0.97
580 - 599	421	66,964,941	8.71	159,062	7.565	82.16	590	62.10	6.59
600 - 619	501	81,037,597	10.54	161,752	7.547	82.77	609	54.74	7.95
620 - 639	678	102,431,610	13.33	151,079	7.575	82.84	629	45.34	11.20
640 - 659	697	105,995,409	13.79	152,074	7.496	84.47	649	33.36	12.38
660 - 679	549	85,443,027	11.12	155,634	7.293	83.40	669	32.65	12.60
680 - 699	390	65,467,037	8.52	167,864	7.129	83.28	689	34.81	12.41
700 - 719	298	48,691,159	6.34	163,393	6.991	82.45	709	36.85	14.16
720 - 739	203	34,367,808	4.47	169,300	7.102	83.44	729	34.51	12.62
740 - 759	150	26,996,074	3.51	179,974	6.870	83.04	748	35.20	13.11
760 - 779	77	12,527,973	1.63	162,701	6.863	84.27	769	45.37	14.38
780 - 799	28	4,091,893	0.53	146,139	7.388	83.30	785	26.97	14.77
800 - 819	1	172,048	0.02	172,048	5.750	59.70	804	100.00	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
First Lien	3,440	$696,350,209	90.61%	$202,427	7.125%	80.64%	635	46.94%	0.00%
Second Lien	1,328	72,168,177	9.39	54,344	10.542	99.13	665	39.44	100.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY ORIGINAL LTV [(1)]

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
50.00% or less	67	$9,296,969	1.21%	$138,761	7.141%	41.14%	616	54.66%	1.93%
50.01% - 55.00%	30	5,383,692	0.70	179,456	7.092	53.06	615	30.32	0.00
55.01% - 60.00%	65	11,284,529	1.47	173,608	7.079	57.61	595	37.64	0.00
60.01% - 65.00%	70	11,157,140	1.45	159,388	7.148	63.00	602	49.80	0.00
65.01% - 70.00%	159	32,317,410	4.21	203,254	7.174	68.72	598	40.66	0.00
70.01% - 75.00%	240	50,150,081	6.53	208,959	7.051	73.86	619	29.71	0.00
75.01% - 80.00%	1,710	363,559,963	47.31	212,608	6.902	79.81	654	41.58	0.06
80.01% - 85.00%	351	68,077,264	8.86	193,952	7.491	84.30	589	64.28	0.16
85.01% - 90.00%	419	80,147,317	10.43	191,282	7.467	89.55	623	49.35	2.62
90.01% - 95.00%	350	53,328,935	6.94	152,368	7.945	94.67	635	68.38	8.50
95.01% - 100.00%	1,307	83,815,085	10.91	64,128	9.920	99.96	666	47.52	77.61
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	2,332	$355,319,312	46.23%	$152,367	7.379%	83.35%	623	100.00%	8.01%
Streamline	1,276	176,886,244	23.02	138,626	7.800	83.43	676	0.00	17.71
Stated Documentation	538	110,648,388	14.40	205,666	7.226	76.28	633	0.00	1.27
Alternate	212	45,935,946	5.98	216,679	7.222	82.94	627	0.00	7.27
Limited Documentation	201	42,986,510	5.59	213,863	7.346	84.49	630	0.00	8.27
Lite Doc	209	36,741,987	4.78	175,799	7.448	82.99	643	0.00	11.09
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Purchase	2,697	$390,221,285	50.78%	$144,687	7.533%	84.36%	663	41.05%	14.86%
Refinance – Cashout	1,502	275,262,405	35.82	183,264	7.360	80.09	611	50.33	3.42
Refinance – Rate/Term	569	103,034,696	13.41	181,080	7.346	80.95	618	54.90	4.62
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	4,483	$726,814,366	94.57%	$162,127	7.443%	82.47%	636	46.68%	9.76%
Non-Owner Occupied	203	31,516,434	4.10	155,253	7.559	79.33	665	40.17	0.37
Second Home	82	10,187,586	1.33	124,239	7.309	84.51	677	33.56	11.23
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	3,506	$568,310,397	73.95%	$162,097	7.457%	82.45%	634	46.71%	9.05%
PUD	447	77,158,076	10.04	172,613	7.516	83.07	640	47.14	11.05
Condominium	481	64,675,026	8.42	134,460	7.269	82.79	651	44.88	12.13
2-4 Family Residence	210	43,061,483	5.60	205,055	7.383	79.63	669	38.65	7.25
PUD Attached	94	11,789,758	1.53	125,423	7.747	83.69	633	50.63	9.89
Manufactured Housing	27	3,198,929	0.42	118,479	7.097	74.36	648	58.34	0.00
Other	3	324,717	0.04	108,239	7.812	85.15	671	0.00	25.75
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California - Southern	1,929	$349,405,171	45.46%	$181,133	7.257%	81.71%	647	40.77%	10.92%
California - Northern	572	121,726,654	15.84	212,809	7.054	82.11	652	46.56	11.64
New York	141	30,360,877	3.95	215,325	7.502	80.96	644	42.36	5.80
Virginia	165	24,276,152	3.16	147,128	7.900	84.18	621	52.23	7.41
Texas	212	20,461,863	2.66	96,518	7.900	82.52	623	47.56	7.53
Illinois	133	19,060,830	2.48	143,315	7.668	84.28	625	48.98	5.99
New Jersey	99	18,975,407	2.47	191,671	7.778	81.24	616	49.60	3.11
Maryland	140	18,646,235	2.43	133,187	8.089	84.13	618	59.15	10.01
Florida	141	18,459,562	2.40	130,919	7.726	84.56	618	40.41	5.19
Arizona	160	17,761,178	2.31	111,007	7.811	85.68	636	53.50	9.50
Colorado	92	13,425,483	1.75	145,929	7.429	82.13	633	40.37	12.89
Pennsylvania	115	11,468,355	1.49	99,725	8.147	84.20	603	62.36	4.05
Nevada	86	11,252,928	1.46	130,848	7.688	84.48	648	42.44	11.11
Louisiana	100	9,465,116	1.23	94,651	7.918	84.47	600	70.27	2.78
Michigan	73	9,218,738	1.20	126,284	8.374	84.94	600	70.30	3.36
Other	610	74,553,838	9.70	122,219	7.902	82.74	615	58.62	6.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
91342	36	$5,772,237	0.75%	$160,340	7.090%	82.73%	636	43.81%	12.91%
94531	19	4,758,088	0.62	250,426	6.987	83.91	662	44.47	18.99
92336	25	4,646,275	0.60	185,851	7.155	84.47	642	36.17	7.77
91331	29	4,556,684	0.59	157,127	7.209	83.93	647	41.27	14.79
93065	18	4,092,089	0.53	227,338	7.438	82.41	665	18.38	11.76
93551	17	4,010,110	0.52	235,889	7.147	81.91	644	18.53	7.98
94080	14	3,803,148	0.49	271,653	6.924	81.91	681	71.37	22.91
91343	20	3,613,808	0.47	180,690	7.295	81.96	627	61.65	13.86
91605	17	3,333,409	0.43	196,083	7.345	83.10	641	23.56	9.01
94513	15	3,165,425	0.41	211,028	7.265	83.44	618	56.74	17.60
Other	4,556	726,767,114	94.57	159,449	7.462	82.33	638	46.52	9.14
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
180 or less	1,396	$79,318,288	10.32%	$56,818	10.240%	96.66%	661	40.98%	90.96%
181 - 240	8	1,180,834	0.15	147,604	6.643	77.83	685	81.23	2.03
241 - 300	1	97,400	0.01	97,400	6.875	48.90	586	0.00	0.00
301 - 360	3,363	687,921,864	89.51	204,556	7.125	80.74	635	46.79	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
15yr Balloon	1,305	$71,477,025	9.30%	$54,772	10.540%	99.12%	665	39.45%	100.00%
15yr Fixed	91	7,841,264	1.02	86,168	7.502	74.25	625	54.92	8.51
2yr Fixed/6mo LIBOR	2,334	483,083,423	62.86	206,977	7.223	81.32	628	43.35	0.00
2yr Fixed/6mo LIBOR/5yr IO	109	32,354,872	4.21	296,834	6.104	81.29	681	69.83	0.00
20yr Balloon	1	250,339	0.03	250,339	6.250	85.40	727	100.00	0.00
3yr Fixed/6mo LIBOR	113	21,714,993	2.83	192,168	7.053	81.08	635	48.48	0.00
30yr Fixed	676	118,532,071	15.42	175,343	7.184	78.37	646	50.99	0.02
5yr Fixed/6mo LIBOR	105	22,068,712	2.87	210,178	6.691	79.55	656	51.84	0.00
5yr Fixed/6mo LIBOR/5yr IO	33	11,135,509	1.45	337,440	6.218	80.30	685	72.80	0.00
6mo LIBOR	1	60,179	0.01	60,179	6.750	83.80	572	100.00	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	1,089	$148,859,289	19.37%	$136,694	8.019%	83.16%	629	45.63%	12.73%
6	3	533,211	0.07	177,737	8.027	96.78	626	100.00	7.72
12	132	29,735,066	3.87	225,266	7.407	81.14	653	35.84	5.68
24	2,303	423,571,272	55.12	183,922	7.214	82.29	636	45.31	6.54
26	1	455,751	0.06	455,751	5.125	80.00	701	100.00	0.00
36	1,240	165,363,797	21.52	133,358	7.535	82.07	648	50.71	14.37
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.37%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	18	$3,333,653	0.58%	$185,203	7.570%	77.58%	594	50.29%	0.00%
1.500%	2,207	457,376,775	80.18	207,239	7.216	81.31	629	43.08	0.00
1.875%	1	97,475	0.02	97,475	6.875	78.20	595	100.00	0.00
2.000%	3	466,962	0.08	155,654	9.267	92.24	607	27.97	0.00
2.910%	1	385,720	0.07	385,720	6.990	80.00	701	0.00	0.00
3.000%	432	97,621,593	17.11	225,976	6.707	80.97	651	56.41	0.00
5.000%	33	11,135,509	1.95	337,440	6.218	80.30	685	72.80	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	2,695	$570,417,687	100.00%	$211,658	7.113%	81.22%	633	45.95%	0.00%
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
June 2004	1	$60,179	0.01%	$60,179	6.750%	83.80%	572	100.00%	0.00%
June 2005	1	95,807	0.02	95,807	6.750	80.00	603	100.00	0.00
July 2005	1	119,439	0.02	119,439	8.500	80.00	511	100.00	0.00
August 2005	17	3,495,237	0.61	205,602	7.432	81.76	590	43.90	0.00
September 2005	38	8,903,419	1.56	234,300	7.089	82.53	623	37.95	0.00
October 2005	242	52,821,473	9.26	218,271	7.172	81.40	628	46.31	0.00
November 2005	1,448	298,250,521	52.29	205,974	7.168	81.29	631	45.25	0.00
December 2005	696	151,752,399	26.60	218,035	7.111	81.26	634	44.44	0.00
October 2006	6	1,257,997	0.22	209,666	7.672	84.98	599	57.53	0.00
November 2006	70	14,595,494	2.56	208,507	7.016	82.53	641	45.88	0.00
December 2006	36	5,807,158	1.02	161,310	7.002	76.59	628	53.53	0.00
January 2007	1	54,345	0.01	54,345	7.876	80.00	613	0.00	0.00
September 2008	6	978,326	0.17	163,054	7.172	82.24	618	76.80	0.00
October 2008	21	5,346,174	0.94	254,580	6.487	81.19	667	64.18	0.00
November 2008	81	19,478,129	3.41	240,471	6.470	79.66	667	60.13	0.00
December 2008	30	7,401,591	1.30	246,720	6.644	78.84	668	49.37	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
2.000% or less	1	$227,747	0.04%	$227,747	7.990%	90.00%	554	0.00%	0.00%
4.001% - 4.500%	24	6,905,350	1.21	287,723	6.313	69.63	672	32.27	0.00
4.501% - 5.000%	336	86,359,027	15.14	257,021	6.447	79.85	667	44.94	0.00
5.001% - 5.500%	380	85,539,124	15.00	225,103	6.492	78.26	643	52.42	0.00
5.501% - 6.000%	446	99,195,432	17.39	222,411	6.841	79.71	638	37.84	0.00
6.001% - 6.500%	673	140,434,522	24.62	208,669	7.235	81.21	631	41.57	0.00
6.501% - 7.000%	399	78,836,466	13.82	197,585	7.582	85.48	616	51.56	0.00
7.001% - 7.500%	230	39,975,363	7.01	173,806	8.014	84.59	600	54.92	0.00
7.501% - 8.000%	186	30,047,696	5.27	161,547	8.686	85.08	591	51.75	0.00
8.001% - 8.500%	16	2,406,131	0.42	150,383	8.970	86.79	599	70.43	0.00
8.501% or greater	4	490,828	0.09	122,707	8.983	81.29	549	100.00	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

The Mortgage Loans (All Collateral)

Distribution by Maximum Mortgage Rate

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10.000% - 10.499%	1	$318,228	0.06%	$318,228	5.500%	79.90%	717	100.00%	0.00%
10.500% - 10.999%	3	845,958	0.15	281,986	6.175	80.00	716	75.02	0.00
11.000% - 11.499%	1	611,865	0.11	611,865	5.376	80.00	702	100.00	0.00
11.500% - 11.999%	33	9,428,648	1.65	285,717	5.552	78.60	691	61.05	0.00
12.000% - 12.499%	238	63,042,037	11.05	264,883	5.836	79.07	680	56.47	0.00
12.500% - 12.999%	261	62,146,415	10.89	238,109	6.278	79.99	660	44.49	0.00
13.000% - 13.499%	732	168,649,879	29.57	230,396	6.768	80.53	642	39.26	0.00
13.500% - 13.999%	388	82,111,595	14.39	211,628	7.229	80.88	629	45.22	0.00
14.000% - 14.499%	495	95,669,887	16.77	193,272	7.737	83.48	610	46.12	0.00
14.500% - 14.999%	195	34,389,937	6.03	176,359	8.215	84.03	601	43.15	0.00
15.000% - 15.499%	211	34,666,961	6.08	164,298	8.710	83.11	587	49.67	0.00
15.500% - 15.999%	65	8,455,193	1.48	130,080	9.153	81.32	569	56.91	0.00
16.000% - 16.499%	51	6,783,141	1.19	133,003	9.607	81.70	551	71.17	0.00
16.500% - 16.999%	13	2,226,245	0.39	171,250	10.174	80.25	564	59.02	0.00
17.000% - 17.499%	6	882,376	0.15	147,063	10.654	82.51	525	100.00	0.00
17.500% - 17.999%	1	80,759	0.01	80,759	11.375	70.00	505	100.00	0.00
19.000% - 19.499%	1	108,563	0.02	108,563	11.260	85.00	522	100.00	0.00
Total	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

Distribution by Minimum Mortgage Rate

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.500% - 4.999%	1	$95,807	0.02%	$95,807	6.750%	80.00%	603	100.00%	0.00%
5.000% - 5.499%	26	8,009,250	1.40	308,048	5.320	78.35	702	64.61	0.00
5.500% - 5.999%	242	64,679,945	11.34	267,273	5.828	79.09	680	57.65	0.00
6.000% - 6.499%	258	61,381,027	10.76	237,911	6.269	80.04	659	44.05	0.00
6.500% - 6.999%	736	169,900,636	29.79	230,843	6.763	80.48	643	39.22	0.00
7.000% - 7.499%	387	81,943,948	14.37	211,741	7.227	80.84	629	45.17	0.00
7.500% - 7.999%	500	96,195,258	16.86	192,391	7.729	83.48	610	46.21	0.00
8.000% - 8.499%	196	35,161,235	6.16	179,394	8.225	84.08	603	43.31	0.00
8.500% - 8.999%	212	34,575,441	6.06	163,092	8.706	83.52	588	50.22	0.00
9.000% - 9.499%	66	8,570,338	1.50	129,854	9.197	81.62	567	57.49	0.00
9.500% - 9.999%	50	6,412,252	1.12	128,245	9.689	81.51	547	70.48	0.00
10.000% - 10.499%	13	2,420,852	0.42	186,219	10.161	74.89	552	54.27	0.00
10.500% - 10.999%	6	882,376	0.15	147,063	10.654	82.51	525	100.00	0.00
11.000% - 11.499%	2	189,322	0.03	94,661	11.309	78.60	515	100.00	0.00
Total	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

The Group I Mortgage Loans

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date. The balances are scheduled as of March 1, 2004.

Scheduled Principal Balance:	$354,345,034
Number of Mortgage Loans:	2,609
Average Scheduled Principal Balance:	$135,816
Weighted Average Gross Coupon:	7.496%
Weighted Average Net Coupon:	6.991%
Weighted Average Original FICO Score:	633
Weighted Average Original LTV Ratio[(1)]:	81.97%
Weighted Average Stated Remaining Term (months):	340
Weighted Average Seasoning (months):	4
Weighted Average Months to Next Adjustment Date:	23
Weighted Average Gross Margin:	6.131%
Weighted Average Initial Rate Cap:	1.773%
Weighted Average Periodic Rate Cap:	1.000%
Weighted Average Gross Maximum Lifetime Rate:	13.714%
Weighted Average Gross Minimum Lifetime Rate:	7.225%
Interest-Only Hybrid ARMs:	3.64%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Group I Mortgage Loans

Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
50,000 or less	518	$17,524,286	4.95%	$33,831	10.655%	96.67%	652	46.33%	90.00%
50,001 - 100,000	543	39,609,061	11.18	72,945	8.484	84.99	626	58.93	24.75
100,001 - 150,000	534	66,650,100	18.81	124,813	7.458	80.81	626	56.09	1.62
150,001 - 200,000	396	69,264,147	19.55	174,909	7.201	79.74	630	51.04	0.00
200,001 - 250,000	276	61,882,208	17.46	224,211	7.050	80.97	635	43.34	0.00
250,001 - 300,000	235	64,059,000	18.08	272,591	7.102	81.67	638	44.52	0.00
300,001 - 350,000	92	29,173,190	8.23	317,100	6.976	81.23	635	37.09	0.00
350,001 - 400,000	7	2,629,430	0.74	375,633	7.015	72.74	676	28.34	0.00
400,001 - 450,000	6	2,558,475	0.72	426,412	6.466	77.42	648	50.99	0.00
450,001 - 500,000	2	995,136	0.28	497,568	7.748	74.94	595	49.89	0.00
Total	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
5.000% - 5.499%	15	$3,800,448	1.07%	$253,363	5.325%	77.95%	706	53.44%	0.00%
5.500% - 5.999%	132	27,114,270	7.65	205,411	5.850	78.86	677	57.23	0.00
6.000% - 6.499%	172	32,500,846	9.17	188,958	6.272	78.34	663	48.55	0.13
6.500% - 6.999%	515	94,709,314	26.73	183,902	6.769	78.71	647	44.70	0.00
7.000% - 7.499%	304	51,256,331	14.47	168,606	7.234	80.69	627	47.63	0.00
7.500% - 7.999%	386	58,227,862	16.43	150,849	7.730	83.02	607	50.45	0.33
8.000% - 8.499%	166	23,465,802	6.62	141,360	8.221	85.02	608	51.02	4.14
8.500% - 8.999%	216	24,911,773	7.03	115,332	8.715	84.53	597	53.85	8.05
9.000% - 9.499%	77	8,648,829	2.44	112,322	9.211	81.98	575	57.25	4.90
9.500% - 9.999%	99	7,303,537	2.06	73,773	9.755	87.13	588	66.71	34.75
10.000% - 10.499%	38	2,339,758	0.66	61,573	10.186	90.72	605	65.30	50.04
10.500% - 10.999%	284	13,359,185	3.77	47,039	10.806	98.57	654	30.27	96.09
11.000% - 11.499%	40	1,309,596	0.37	32,740	11.230	97.93	636	46.88	82.29
11.500% - 11.999%	33	1,154,666	0.33	34,990	11.869	99.67	642	49.29	100.00
12.000% or above	132	4,242,819	1.20	32,143	12.690	99.64	640	35.19	100.00
Total	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

The Group I Mortgage Loans

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	83	$11,115,448	3.14%	$133,921	8.289%	77.22%	512	73.48%	0.00%
520 - 539	108	17,428,825	4.92	161,378	8.143	77.79	530	69.04	0.00
540 - 559	134	20,923,278	5.90	156,144	7.994	77.83	550	62.24	0.24
560 - 579	143	21,079,177	5.95	147,407	7.731	82.51	569	71.24	1.11
580 - 599	245	33,233,404	9.38	135,647	7.642	81.54	590	66.18	6.67
600 - 619	283	38,935,063	10.99	137,580	7.548	82.62	609	63.59	5.82
620 - 639	360	46,586,346	13.15	129,407	7.586	82.49	629	46.33	8.82
640 - 659	377	46,868,385	13.23	124,319	7.518	83.93	650	33.45	10.54
660 - 679	299	40,145,992	11.33	134,268	7.293	83.58	670	32.02	11.45
680 - 699	205	27,568,932	7.78	134,483	7.055	81.88	689	34.10	11.03
700 - 719	156	20,242,976	5.71	129,763	6.962	81.58	708	38.11	10.07
720 - 739	95	12,615,976	3.56	132,800	7.037	84.11	729	33.38	11.70
740 - 759	78	12,113,019	3.42	155,295	6.815	81.77	748	37.29	8.44
760 - 779	29	3,923,079	1.11	135,279	6.956	81.49	769	35.48	13.62
780 - 799	14	1,565,134	0.44	111,795	7.239	80.27	785	35.61	8.12
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
First Lien	1,959	$327,689,640	92.48%	$167,274	7.231%	80.54%	631	49.45%	0.00%
Second Lien	650	26,655,394	7.52	41,008	10.746	99.52	661	40.72	100.00
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY ORIGINAL LTV (1)

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
50.00% or below	46	$5,783,430	1.63%	$125,727	7.377%	42.06%	604	42.12%	0.00%
50.01% - 55.00%	17	2,671,054	0.75	157,121	6.979	52.93	623	36.82	0.00
55.01% - 60.00%	40	6,189,648	1.75	154,741	7.134	57.45	600	43.50	0.00
60.01% - 65.00%	40	5,912,859	1.67	147,821	6.905	63.00	619	57.10	0.00
65.01% - 70.00%	92	15,900,103	4.49	172,827	7.159	68.79	600	42.46	0.00
70.01% - 75.00%	132	20,709,838	5.84	156,893	7.240	73.82	609	35.75	0.00
75.01% - 80.00%	942	164,153,493	46.33	174,261	6.996	79.86	651	42.24	0.00
80.01% - 85.00%	209	35,283,950	9.96	168,823	7.560	84.25	589	63.80	0.00
85.01% - 90.00%	245	38,658,786	10.91	157,791	7.499	89.53	616	54.54	1.59
90.01% - 95.00%	191	26,064,956	7.36	136,466	8.035	94.70	623	76.46	4.50
95.01% - 100.00%	655	33,016,918	9.32	50,408	10.039	99.94	662	49.67	75.32
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Group I Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	1,319	$172,901,108	48.79%	$131,085	7.472%	83.13%	617	100.00%	6.28%
Streamline	697	84,317,264	23.80	120,972	7.731	82.79	673	0.00	14.39
Stated Documentation	301	54,078,705	15.26	179,663	7.250	75.38	625	0.00	0.73
Alternate	105	15,786,193	4.46	150,345	7.247	83.91	624	0.00	6.16
Limited Documentation	91	15,284,761	4.31	167,964	7.492	84.36	620	0.00	6.08
Lite Doc	96	11,977,003	3.38	124,760	7.632	83.55	645	0.00	11.51
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Purchase	1,440	$173,945,523	49.09%	$120,796	7.587%	84.03%	657	41.99%	12.94%
Refinance – Cashout	839	129,316,242	36.49	154,131	7.403	79.49	610	52.99	1.64
Refinance – Rate/Term	330	51,083,269	14.42	154,798	7.422	81.25	610	61.37	3.95
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	2,438	$331,838,518	93.65%	$136,111	7.489%	82.13%	631	49.54%	7.78%
Non-Owner Occupied	118	16,270,975	4.59	137,890	7.680	78.30	659	40.54	0.71
Second Home	53	6,235,540	1.76	117,652	7.348	83.30	670	30.45	11.60
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	1,916	$261,585,109	73.82%	$136,527	7.511%	82.22%	629	49.04%	7.19%
Condominium	298	33,595,037	9.48	112,735	7.331	82.88	648	50.12	12.81
PUD	216	29,025,604	8.19	134,378	7.617	82.54	629	53.15	8.27
2-4 Family Residence	97	20,606,835	5.82	212,442	7.335	76.43	655	35.61	2.61
PUD Attached	65	7,805,078	2.20	120,078	7.742	83.35	643	51.75	7.75
Manufactured Housing	17	1,727,371	0.49	101,610	7.152	76.65	646	56.64	0.00
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

The Group I Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California - Southern	999	$156,988,644	44.30%	$157,146	7.233%	80.83%	644	39.68%	8.69%
California - Northern	252	44,826,407	12.65	177,883	7.008	80.49	646	49.20	7.93
Virginia	97	11,223,374	3.17	115,705	7.945	83.75	616	56.79	6.54
Texas	126	11,214,151	3.16	89,001	7.898	82.92	620	55.15	7.55
Illinois	88	11,075,482	3.13	125,858	7.700	85.71	625	60.65	4.49
New York	60	10,849,928	3.06	180,832	7.477	79.56	636	52.49	4.48
Florida	90	9,780,167	2.76	108,669	7.831	84.45	618	46.62	6.39
Arizona	93	9,651,498	2.72	103,780	7.850	84.66	630	56.42	8.02
Maryland	87	9,490,732	2.68	109,089	8.481	85.21	614	56.29	11.07
New Jersey	51	8,423,281	2.38	165,162	7.984	79.03	583	57.69	2.05
Pennsylvania	73	7,282,820	2.06	99,765	8.099	84.07	607	56.23	3.53
Colorado	56	6,518,246	1.84	116,397	7.380	82.44	635	64.18	10.41
Nevada	59	6,196,754	1.75	105,030	7.775	85.53	645	43.60	11.79
Michigan	42	5,533,774	1.56	131,757	8.231	84.38	597	68.80	1.06
Louisiana	62	5,441,328	1.54	87,763	7.928	84.59	600	71.93	3.72
Other	374	39,848,450	11.25	106,547	7.985	83.85	615	61.92	5.86
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
91331	22	$3,474,276	0.98%	$157,922	7.190%	84.15%	642	34.49%	14.43%
92336	15	2,992,773	0.84	199,518	7.110	81.90	644	34.91	3.08
91402	14	2,253,626	0.64	160,973	6.930	79.09	632	44.81	4.21
90805	15	2,108,504	0.60	140,567	7.716	83.34	663	37.01	12.65
91342	16	2,045,941	0.58	127,871	7.116	83.43	664	14.06	18.16
91343	10	1,965,035	0.55	196,504	7.035	79.98	607	81.53	7.30
94591	10	1,925,976	0.54	192,598	7.163	80.69	621	35.07	5.39
93552	17	1,923,874	0.54	113,169	7.671	85.49	648	63.44	10.87
93550	20	1,922,711	0.54	96,136	7.268	83.80	661	16.48	10.89
93535	18	1,876,553	0.53	104,253	7.849	84.09	641	49.26	10.35
Other	2,452	331,855,765	93.65	135,341	7.510	81.93	632	49.37	7.37
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
180 or less	693	$30,903,972	8.72%	$44,594	10.278%	95.76%	654	44.04%	86.17%
181 - 240	8	1,180,834	0.33	147,604	6.643	77.83	685	81.23	2.03
241 - 300	1	97,400	0.03	97,400	6.875	48.90	586	0.00	0.00
301 - 360	1,907	322,162,828	90.92	168,937	7.232	80.67	631	49.15	0.00
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

The Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
15yr Balloon	637	$26,287,083	7.42%	$41,267	10.745%	99.51%	661	40.82%	100.00%
15yr Fixed	56	4,616,888	1.30	82,444	7.622	74.37	617	62.40	7.46
2yr Fixed/6mo LIBOR	1,324	226,713,091	63.98	171,233	7.310	81.46	625	47.11	0.00
2yr Fixed/6mo LIBOR/5yr IO	43	9,664,854	2.73	224,764	6.242	81.88	677	66.64	0.00
20yr Balloon	1	250,339	0.07	250,339	6.250	85.40	727	100.00	0.00
3yr Fixed/6mo LIBOR	63	10,413,910	2.94	165,300	7.042	81.44	636	54.08	0.00
30yr Fixed	408	61,386,571	17.32	150,457	7.256	77.56	641	50.58	0.04
5yr Fixed/6mo LIBOR	63	11,790,040	3.33	187,143	6.838	79.33	644	53.75	0.00
5yr Fixed/6mo LIBOR/5yr IO	14	3,222,258	0.91	230,161	6.148	81.04	682	86.22	0.00
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	620	$69,434,377	19.60%	$111,991	8.120%	83.27%	619	53.02%	11.26%
12	53	9,611,249	2.71	181,344	7.371	79.00	651	44.25	2.87
24	1,222	192,636,542	54.36	157,640	7.242	82.07	632	46.57	4.30
36	714	82,662,866	23.33	115,774	7.576	81.00	644	50.95	12.43
TOTAL	**2,609**	**$354,345,034**	**100.00%**	**$135,816**	**7.496%**	**81.97%**	**633**	**48.79%**	**7.52%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	10	$1,609,304	0.61%	$160,930	8.008%	79.05%	573	54.81%	0.00%
1.500%	1,256	216,081,796	82.54	172,040	7.296	81.50	625	46.69	0.00
1.875%	1	97,475	0.04	97,475	6.875	78.20	595	100.00	0.00
2.000%	2	336,374	0.13	168,187	9.375	89.23	604	0.00	0.00
3.000%	224	40,456,947	15.45	180,611	6.861	80.76	643	57.72	0.00
5.000%	14	3,222,258	1.23	230,161	6.148	81.04	682	86.22	0.00
TOTAL	**1,507**	**$261,804,153**	**100.00%**	**$173,725**	**7.225%**	**81.37%**	**628**	**48.89%**	**0.00%**

The Group I Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	1,507	$261,804,153	100.00%	$173,725	7.225%	81.37%	628	48.89%	0.00%
TOTAL	**1,507**	**$261,804,153**	**100.00%**	**$173,725**	**7.225%**	**81.37%**	**628**	**48.89%**	**0.00%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
June 2005	1	$95,807	0.04%	$95,807	6.750%	80.00%	603	100.00%	0.00%
August 2005	8	1,175,281	0.45	146,910	7.580	85.57	613	56.52	0.00
September 2005	21	3,756,162	1.43	178,865	7.357	79.96	616	20.61	0.00
October 2005	129	22,374,777	8.55	173,448	7.165	81.58	625	52.13	0.00
November 2005	825	140,698,293	53.74	170,543	7.297	81.32	627	47.15	0.00
December 2005	383	68,277,625	26.08	178,271	7.227	81.78	628	49.36	0.00
October 2006	4	759,349	0.29	189,837	8.006	90.03	604	65.06	0.00
November 2006	34	5,873,561	2.24	172,752	6.967	85.64	646	57.26	0.00
December 2006	24	3,726,655	1.42	155,277	6.953	73.07	626	47.61	0.00
January 2007	1	54,345	0.02	54,345	7.876	80.00	613	0.00	0.00
September 2008	4	800,908	0.31	200,227	6.782	80.60	623	71.66	0.00
October 2008	8	1,735,857	0.66	216,982	6.568	80.99	669	71.19	0.00
November 2008	46	8,476,205	3.24	184,265	6.631	79.07	646	64.86	0.00
December 2008	19	3,999,327	1.53	210,491	6.849	80.28	664	45.22	0.00
TOTAL	**1,507**	**$261,804,153**	**100.00%**	**$173,725**	**7.225%**	**81.37%**	**628**	**48.89%**	**0.00%**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
2.000% or less	1	$227,747	0.09%	$227,747	7.990%	90.00%	554	0.00%	0.00%
4.001% - 4.500%	8	1,932,403	0.74	241,550	6.299	68.84	683	67.49	0.00
4.501% - 5.000%	166	30,935,068	11.82	186,356	6.510	79.48	659	47.39	0.00
5.001% - 5.500%	212	38,811,604	14.82	183,074	6.501	78.79	644	54.87	0.00
5.501% - 6.000%	237	43,546,215	16.63	183,739	6.854	79.53	639	36.45	0.00
6.001% - 6.500%	373	64,118,927	24.49	171,901	7.250	81.27	630	46.69	0.00
6.501% - 7.000%	236	39,384,011	15.04	166,881	7.662	84.90	612	54.68	0.00
7.001% - 7.500%	135	22,032,513	8.42	163,204	7.978	84.29	601	52.40	0.00
7.501% - 8.000%	120	18,283,805	6.98	152,365	8.751	84.51	587	52.83	0.00
8.001% - 8.500%	15	2,041,031	0.78	136,069	9.031	85.33	593	83.02	0.00
8.501% or greater	4	490,828	0.19	122,707	8.983	81.29	549	100.00	0.00
TOTAL	**1,507**	**$261,804,153**	**100.00%**	**$173,725**	**7.225%**	**81.37%**	**628**	**48.89%**	**0.00%**

The Group I Mortgage Loans

Distribution by Maximum Mortgage Rate

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10.000% - 10.499%	1	$318,228	0.12%	$318,228	5.500%	79.90%	717	100.00%	0.00%
10.500% - 10.999%	1	211,314	0.08	211,314	7.625	80.00	732	0.00	0.00
11.500% - 11.999%	19	4,676,035	1.79	246,107	5.525	78.33	687	56.14	0.00
12.000% - 12.499%	113	23,319,607	8.91	206,368	5.849	79.78	675	56.68	0.00
12.500% - 12.999%	136	25,608,587	9.78	188,298	6.295	79.62	662	51.11	0.00
13.000% - 13.499%	388	72,858,887	27.83	187,781	6.776	80.03	643	41.39	0.00
13.500% - 13.999%	232	41,028,222	15.67	176,846	7.234	81.53	627	48.52	0.00
14.000% - 14.499%	279	44,881,501	17.14	160,866	7.731	83.98	604	50.62	0.00
14.500% - 14.999%	111	17,446,944	6.66	157,180	8.192	83.95	602	47.06	0.00
15.000% - 15.499%	129	18,816,992	7.19	145,868	8.716	83.29	585	52.76	0.00
15.500% - 15.999%	51	6,388,025	2.44	125,255	9.209	80.80	566	52.91	0.00
16.000% - 16.499%	33	4,574,883	1.75	138,633	9.613	80.30	552	70.51	0.00
16.500% - 16.999%	10	1,111,811	0.42	111,181	10.161	80.90	556	58.90	0.00
17.000% - 17.499%	3	454,553	0.17	151,518	10.682	80.17	527	100.00	0.00
19.000% - 19.499%	1	108,563	0.04	108,563	11.260	85.00	522	100.00	0.00
TOTAL	**1,507**	**$261,804,153**	**100.00%**	**$173,725**	**7.225%**	**81.37%**	**628**	**48.89%**	**0.00%**

Distribution by Minimum Mortgage Rate

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.500% - 4.999%	1	$95,807	0.04%	$95,807	6.750%	80.00%	603	100.00%	0.00%
5.000% - 5.499%	15	3,800,448	1.45	253,363	5.325	77.95	706	53.44	0.00
5.500% - 5.999%	114	23,878,692	9.12	209,462	5.847	79.78	675	56.69	0.00
6.000% - 6.499%	136	25,566,898	9.77	187,992	6.269	79.54	661	50.86	0.00
6.500% - 6.999%	387	72,814,965	27.81	188,152	6.766	79.99	643	41.83	0.00
7.000% - 7.499%	233	41,273,213	15.76	177,138	7.238	81.45	628	48.24	0.00
7.500% - 7.999%	282	45,295,815	17.30	160,623	7.726	83.98	605	50.40	0.00
8.000% - 8.499%	110	17,356,706	6.63	157,788	8.214	84.20	602	47.69	0.00
8.500% - 8.999%	131	19,149,087	7.31	146,176	8.717	83.29	586	51.44	0.00
9.000% - 9.499%	53	6,878,301	2.63	129,779	9.203	81.54	566	56.26	0.00
9.500% - 9.999%	32	4,203,994	1.61	131,375	9.738	79.89	546	69.40	0.00
10.000% - 10.499%	9	927,112	0.35	103,012	10.195	78.09	548	70.63	0.00
10.500% - 10.999%	3	454,553	0.17	151,518	10.682	80.17	527	100.00	0.00
11.000% - 11.499%	1	108,563	0.04	108,563	11.260	85.00	522	100.00	0.00
TOTAL	**1,507**	**$261,804,153**	**100.00%**	**$173,725**	**7.225%**	**81.37%**	**628**	**48.89%**	**0.00%**

The Group II Mortgage Loans

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date. The balances are scheduled as of March 1, 2004.

Scheduled Principal Balance:	$190,794,468
Number of Mortgage Loans:	1,359
Average Scheduled Principal Balance:	$140,393
Weighted Average Gross Coupon:	7.449%
Weighted Average Net Coupon:	6.944%
Weighted Average Original FICO Score:	634
Weighted Average Original LTV Ratio[(1)]:	81.60%
Weighted Average Stated Remaining Term (months):	341
Weighted Average Seasoning (months):	4
Weighted Average Months to Next Adjustment Date:	22
Weighted Average Gross Margin:	6.085%
Weighted Average Initial Rate Cap:	1.784%
Weighted Average Periodic Rate Cap:	1.000%
Weighted Average Gross Maximum Lifetime Rate:	13.675%
Weighted Average Gross Minimum Lifetime Rate:	7.186%
Interest-Only Hybrid ARMs:	3.70%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Group II Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
50,000 or less	248	$8,318,922	4.36%	$33,544	10.625%	97.63%	658	46.82%	89.87%
50,001 - 100,000	284	20,348,147	10.66	71,648	8.535	84.75	625	59.29	26.74
100,001 - 150,000	250	31,520,614	16.52	126,082	7.580	80.68	621	54.77	0.81
150,001 - 200,000	224	39,247,564	20.57	175,212	7.106	79.87	630	56.94	0.00
200,001 - 250,000	169	37,803,533	19.81	223,690	7.134	79.17	631	42.06	0.00
250,001 - 300,000	128	34,976,240	18.33	273,252	6.912	81.12	641	36.44	0.00
300,001 - 350,000	48	15,103,527	7.92	314,657	6.964	82.05	647	45.91	0.00
350,001 - 400,000	3	1,092,840	0.57	364,280	7.755	85.79	712	34.33	0.00
400,001 - 450,000	2	872,004	0.46	436,002	6.813	82.72	707	51.46	0.00
450,001 - 500,000	2	969,706	0.51	484,853	7.039	75.33	723	51.36	0.00
500,001 - 550,000	1	541,370	0.28	541,370	6.500	85.00	655	100.00	0.00
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
5.000% - 5.499%	2	$205,597	0.11%	$102,799	5.375%	74.39%	705	0.00%	0.00%
5.500% - 5.999%	72	14,425,771	7.56	200,358	5.816	76.94	686	52.90	0.00
6.000% - 6.499%	95	18,692,655	9.80	196,765	6.287	79.02	662	52.44	0.00
6.500% - 6.999%	295	56,010,184	29.36	189,865	6.788	79.07	645	41.85	0.00
7.000% - 7.499%	138	25,532,286	13.38	185,017	7.225	80.93	630	45.64	0.00
7.500% - 7.999%	220	34,923,058	18.30	158,741	7.715	81.48	613	53.46	0.11
8.000% - 8.499%	89	11,041,240	5.79	124,059	8.205	84.73	604	54.99	2.61
8.500% - 8.999%	104	12,605,951	6.61	121,211	8.732	83.64	589	60.77	6.41
9.000% - 9.499%	29	2,523,255	1.32	87,009	9.237	85.00	595	66.24	15.92
9.500% - 9.999%	57	3,867,327	2.03	67,848	9.685	89.92	602	62.32	39.10
10.000% - 10.499%	15	805,937	0.42	53,729	10.228	92.64	640	67.24	66.41
10.500% - 10.999%	133	6,406,525	3.36	48,169	10.772	98.67	649	29.86	93.32
11.000% - 11.499%	23	796,653	0.42	34,637	11.252	93.89	600	65.64	81.99
11.500% - 11.999%	21	784,748	0.41	37,369	11.870	99.84	633	49.02	100.00
12.000% or above	66	2,173,280	1.14	32,928	12.746	98.04	651	29.51	100.00
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

The Group II Mortgage Loans

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	39	$5,692,267	2.98%	$145,956	8.152%	75.33%	512	77.37%	0.00%
520 - 539	69	10,969,408	5.75	158,977	7.964	76.26	530	74.92	0.00
540 - 559	62	10,448,071	5.48	168,517	7.853	77.58	551	71.72	0.51
560 - 579	72	10,370,294	5.44	144,032	7.701	80.10	570	70.99	0.00
580 - 599	128	18,186,505	9.53	142,082	7.479	81.93	589	61.23	4.68
600 - 619	144	21,121,357	11.07	146,676	7.513	81.60	609	54.61	6.85
620 - 639	201	25,612,032	13.42	127,423	7.461	82.19	629	49.35	8.14
640 - 659	191	23,190,683	12.15	121,417	7.569	84.08	650	42.60	11.48
660 - 679	157	20,581,264	10.79	131,091	7.403	83.23	669	32.77	11.65
680 - 699	103	15,979,124	8.38	155,137	7.016	82.68	690	29.09	7.43
700 - 719	70	9,263,058	4.85	132,329	7.205	83.03	709	22.65	11.76
720 - 739	56	8,489,287	4.45	151,594	6.859	81.38	730	36.71	6.38
740 - 759	31	4,983,409	2.61	160,755	6.961	82.51	747	21.71	7.13
760 - 779	30	5,142,413	2.70	171,414	6.828	83.48	770	45.12	8.50
780 - 799	5	593,248	0.31	118,650	6.804	82.25	786	27.74	11.27
800 - 819	1	172,048	0.09	172,048	5.750	59.70	804	100.00	0.00
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
First Lien	1,035	$177,622,845	93.10%	$171,616	7.199%	80.28%	632	49.28%	0.00%
Second Lien	324	13,171,623	6.90	40,653	10.821	99.39	660	41.59	100.00
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY ORIGINAL LTV [(1)]

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
50.00% or less	18	$2,404,127	1.26%	$133,563	6.868%	37.17%	608	63.90%	0.00%
50.01% - 55.00%	10	1,471,912	0.77	147,191	7.173	52.85	605	40.02	0.00
55.01% - 60.00%	21	3,492,679	1.83	166,318	7.117	58.25	604	44.53	0.00
60.01% - 65.00%	27	4,026,296	2.11	149,122	7.329	63.01	585	38.74	0.00
65.01% - 70.00%	49	8,569,112	4.49	174,880	7.344	68.75	588	29.74	0.00
70.01% - 75.00%	65	11,040,345	5.79	169,851	7.056	73.87	614	43.13	0.00
75.01% - 80.00%	526	94,151,083	49.35	178,994	6.985	79.81	652	41.25	0.16
80.01% - 85.00%	110	19,200,365	10.06	174,549	7.616	84.31	585	73.64	0.00
85.01% - 90.00%	100	16,258,265	8.52	162,583	7.428	89.57	630	58.95	0.33
90.01% - 95.00%	94	12,237,620	6.41	130,187	7.984	94.47	625	72.13	5.55
95.01% - 100.00%	339	17,942,664	9.40	52,928	9.845	99.97	663	50.59	68.49
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

[(1)] References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Group II Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	692	$93,014,346	48.75%	$134,414	7.458%	82.73%	616	100.00%	5.89%
Streamline	345	44,061,879	23.09	127,716	7.626	82.91	681	0.00	13.92
Stated Documentation	162	28,759,725	15.07	177,529	7.250	74.87	630	0.00	0.63
Lite Doc	62	9,515,567	4.99	153,477	7.237	81.02	637	0.00	6.71
Alternate	48	8,516,917	4.46	177,436	7.205	83.26	618	0.00	2.78
Limited Documentation	50	6,926,035	3.63	138,521	7.620	84.74	622	0.00	7.28
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Purchase	756	$96,610,763	50.64%	$127,792	7.502%	83.84%	663	40.68%	11.53%
Refinance – Cashout	435	67,904,628	35.59	156,103	7.407	78.88	602	56.48	1.84
Refinance – Rate/Term	168	26,279,077	13.77	156,423	7.366	80.39	613	58.45	2.97
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	1,268	$179,126,630	93.88%	$141,267	7.445%	81.61%	632	49.14%	7.21%
Non-Owner Occupied	68	9,412,638	4.93	138,421	7.571	80.62	669	45.32	0.00
Second Home	23	2,255,201	1.18	98,052	7.319	85.05	693	31.83	11.36
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	1,006	$139,460,198	73.09%	$138,628	7.473%	81.48%	630	49.80%	6.88%
Condominium	134	18,588,008	9.74	138,716	7.110	81.80	644	45.14	6.89
PUD	123	15,690,661	8.22	127,566	7.781	84.21	625	53.00	9.49
2-4 Family Residence	60	12,190,811	6.39	203,180	7.244	79.92	687	33.71	3.29
PUD Attached	26	3,393,232	1.78	130,509	7.719	83.69	615	54.82	12.09
Manufactured Housing	10	1,471,558	0.77	147,156	7.033	71.66	649	60.33	0.00
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

The Group II Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California - Southern	524	$86,205,041	45.18%	$164,513	7.123%	80.24%	648	41.12%	7.49%
California - Northern	117	20,947,180	10.98	179,036	7.093	80.07	638	40.82	7.01
Texas	82	8,356,957	4.38	101,914	7.912	81.65	621	42.43	6.26
New York	43	7,352,641	3.85	170,992	7.535	80.56	652	46.16	4.82
Virginia	50	6,524,376	3.42	130,488	7.980	84.93	614	62.85	6.12
Arizona	62	6,397,164	3.35	103,180	7.830	85.69	639	45.50	11.33
Maryland	40	4,972,862	2.61	124,322	7.969	83.99	619	71.15	11.79
New Jersey	29	4,882,868	2.56	168,375	7.698	80.20	625	42.70	1.31
Florida	39	4,698,145	2.46	120,465	7.828	87.35	616	45.96	3.04
Illinois	32	3,760,169	1.97	117,505	7.878	85.64	593	57.11	5.09
Louisiana	35	3,398,628	1.78	97,104	7.914	86.01	602	76.31	1.80
Pennsylvania	38	3,249,198	1.70	85,505	8.219	82.45	592	75.67	4.31
Washington	19	2,740,061	1.44	144,214	7.354	81.18	602	65.38	2.65
Michigan	26	2,644,735	1.39	101,721	8.717	85.81	610	74.95	6.97
Colorado	23	2,374,896	1.24	103,256	7.581	83.20	643	52.05	18.36
Other	200	22,289,548	11.68	111,448	7.920	82.85	614	67.61	6.14
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
91342	16	$2,825,254	1.48%	$176,578	6.976%	80.58%	620	47.43%	7.60%
91345	8	1,463,435	0.77	182,929	7.241	82.04	640	32.69	5.77
91605	7	1,380,682	0.72	197,240	7.568	86.93	640	32.50	13.09
91352	5	1,244,872	0.65	248,974	6.878	81.24	729	24.95	4.81
92707	6	1,091,743	0.57	181,957	6.928	81.93	713	0.00	9.65
91331	7	1,082,409	0.57	154,630	7.270	83.19	665	63.04	15.94
92336	6	1,081,596	0.57	180,266	6.605	85.00	618	45.73	5.26
91351	6	1,042,323	0.55	173,720	7.147	81.63	617	76.61	8.17
93536	9	1,020,870	0.54	113,430	7.580	83.46	625	27.98	11.14
91343	6	1,012,906	0.53	168,818	7.014	82.05	670	6.41	10.26
Other	1,283	177,548,378	93.06	138,385	7.475	81.53	633	49.63	6.76
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
180 or less	347	$15,708,137	8.23%	$45,268	10.198%	95.10%	656	43.04%	83.85%
301 - 360	1,012	175,086,330	91.77	173,010	7.203	80.39	632	49.26	0.00
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

The Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
15yr Balloon	314	$12,848,781	6.73%	$40,920	10.826%	99.38%	660	41.53%	100.00%
15yr Fixed	33	2,859,356	1.50	86,647	7.377	75.84	636	49.85	11.29
2yr Fixed/6mo LIBOR	703	124,662,457	65.34	177,329	7.247	80.89	626	46.97	0.00
2yr Fixed/6mo LIBOR/5yr IO	28	5,953,728	3.12	212,633	6.267	82.65	674	76.22	0.00
3yr Fixed/6mo LIBOR	38	6,639,089	3.48	174,713	7.120	77.69	633	47.56	0.00
30yr Fixed	208	31,537,582	16.53	151,623	7.289	78.69	644	51.97	0.00
5yr Fixed/6mo LIBOR	29	5,133,377	2.69	177,013	7.003	79.59	664	47.78	0.00
5yr Fixed/6mo LIBOR/5yr IO	5	1,099,918	0.58	219,984	6.256	80.00	692	100.00	0.00
6mo LIBOR	1	60,179	0.03	60,179	6.750	83.80	572	100.00	0.00
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	305	$34,514,303	18.09%	$113,162	7.999%	82.61%	626	49.68%	10.87%
6	2	109,009	0.06	54,504	10.079	84.25	562	100.00	37.74
12	38	6,561,331	3.44	172,667	7.480	79.73	660	46.38	4.43
24	656	106,192,502	55.66	161,879	7.231	81.50	630	48.11	4.31
36	358	43,417,323	22.76	121,277	7.534	81.32	646	49.82	10.39
TOTAL	**1,359**	**$190,794,468**	**100.00%**	**$140,393**	**7.449%**	**81.60%**	**634**	**48.75%**	**6.90%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	7	$1,371,395	0.96%	$195,914	7.331%	78.08%	631	32.18%	0.00%
1.500%	658	115,887,482	80.73	176,121	7.236	80.91	626	46.33	0.00
2.000%	1	130,588	0.09	130,588	8.990	100.00	614	100.00	0.00
3.000%	133	25,059,366	17.46	188,416	6.965	80.16	643	57.87	0.00
5.000%	5	1,099,918	0.77	219,984	6.256	80.00	692	100.00	0.00
TOTAL	**804**	**$143,548,749**	**100.00%**	**$178,543**	**7.184%**	**80.76%**	**630**	**48.67%**	**0.00%**

The Group II Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	804	$143,548,749	100.00%	$178,543	7.184%	80.76%	630	48.67%	0.00%
TOTAL	804	$143,548,749	100.00%	$178,543	7.184%	80.76%	630	48.67%	0.00%

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
June 2004	1	$60,179	0.04%	$60,179	6.750%	83.80%	572	100.00%	0.00%
July 2005	1	119,439	0.08	119,439	8.500	80.00	511	100.00	0.00
August 2005	6	1,059,959	0.74	176,660	7.195	83.32	619	48.78	0.00
September 2005	9	1,550,315	1.08	172,257	7.194	80.89	615	69.05	0.00
October 2005	78	15,190,343	10.58	194,748	7.216	79.83	629	45.26	0.00
November 2005	434	77,221,117	53.79	177,929	7.232	81.15	625	48.83	0.00
December 2005	203	35,475,013	24.71	174,754	7.127	80.98	633	47.35	0.00
October 2006	2	498,648	0.35	249,324	7.163	77.30	591	46.05	0.00
November 2006	25	4,414,141	3.08	176,566	7.039	76.18	640	44.13	0.00
December 2006	11	1,726,299	1.20	156,936	7.315	81.66	627	56.76	0.00
September 2008	2	177,418	0.12	88,709	8.932	89.61	591	100.00	0.00
October 2008	7	1,176,467	0.82	168,067	7.493	86.44	640	92.54	0.00
November 2008	18	3,308,060	2.30	183,781	6.590	79.49	684	57.14	0.00
December 2008	7	1,571,350	1.09	224,479	6.765	73.81	670	25.22	0.00
TOTAL	804	$143,548,749	100.00%	$178,543	7.184%	80.76%	630	48.67%	0.00%

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.001% - 4.500%	9	$1,674,181	1.17%	$186,020	6.235%	72.19%	660	35.30%	0.00%
4.501% - 5.000%	78	15,565,032	10.84	199,552	6.578	79.89	662	48.79	0.00
5.001% - 5.500%	110	21,700,725	15.12	197,279	6.609	76.91	641	57.87	0.00
5.501% - 6.000%	138	25,819,145	17.99	187,095	6.853	78.89	642	31.71	0.00
6.001% - 6.500%	215	38,677,043	26.94	179,893	7.193	80.56	629	45.97	0.00
6.501% - 7.000%	118	19,546,483	13.62	165,648	7.583	86.01	617	56.72	0.00
7.001% - 7.500%	79	12,335,190	8.59	156,142	8.118	83.19	588	60.70	0.00
7.501% - 8.000%	57	8,230,948	5.73	144,403	8.679	85.01	591	55.62	0.00
TOTAL	804	$143,548,749	100.00%	$178,543	7.184%	80.76%	630	48.67%	0.00%

The Group II Mortgage Loans

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10.500% - 10.999%	1	$296,169	0.21%	$296,169	5.626%	80.00%	765	100.00%	0.00%
11.500% - 11.999%	5	954,599	0.67	190,920	6.398	78.79	735	20.19	0.00
12.000% - 12.499%	62	12,569,902	8.76	202,740	5.853	77.48	682	51.44	0.00
12.500% - 12.999%	77	15,444,344	10.76	200,576	6.265	80.01	661	52.48	0.00
13.000% - 13.499%	221	43,758,027	30.48	198,000	6.784	79.96	640	41.48	0.00
13.500% - 13.999%	109	20,879,503	14.55	191,555	7.228	80.33	625	44.76	0.00
14.000% - 14.499%	161	26,618,676	18.54	165,333	7.720	82.25	610	52.82	0.00
14.500% - 14.999%	63	8,270,081	5.76	131,271	8.220	84.70	591	51.42	0.00
15.000% - 15.499%	70	10,172,264	7.09	145,318	8.686	82.26	584	55.55	0.00
15.500% - 15.999%	14	2,067,168	1.44	147,655	8.981	82.95	580	69.30	0.00
16.000% - 16.499%	16	1,829,799	1.27	114,362	9.614	84.28	551	66.86	0.00
16.500% - 16.999%	1	179,632	0.13	179,632	10.490	77.60	528	100.00	0.00
17.000% - 17.499%	3	427,823	0.30	142,608	10.625	85.00	523	100.00	0.00
17.500% - 17.999%	1	80,759	0.06	80,759	11.375	70.00	505	100.00	0.00
TOTAL	**804**	**$143,548,749**	**100.00%**	**$178,543**	**7.184%**	**80.76%**	**630**	**48.67%**	**0.00%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
5.000% - 5.499%	2	$205,597	0.14%	$102,799	5.375%	74.39%	705	0.00%	0.00%
5.500% - 5.999%	63	12,903,579	8.99	204,819	5.814	77.55	684	54.95	0.00
6.000% - 6.499%	74	14,779,482	10.30	199,723	6.277	80.02	662	51.29	0.00
6.500% - 6.999%	226	44,993,870	31.34	199,088	6.780	79.94	642	40.59	0.00
7.000% - 7.499%	107	20,466,865	14.26	191,279	7.212	80.33	624	45.11	0.00
7.500% - 7.999%	164	27,308,795	19.02	166,517	7.713	82.20	611	52.27	0.00
8.000% - 8.499%	64	8,552,557	5.96	133,634	8.215	84.70	592	53.51	0.00
8.500% - 8.999%	70	10,127,954	7.06	144,685	8.721	82.52	582	58.03	0.00
9.000% - 9.499%	13	1,692,037	1.18	130,157	9.173	81.96	572	62.49	0.00
9.500% - 9.999%	16	1,829,799	1.27	114,362	9.614	84.28	551	66.86	0.00
10.000% - 10.499%	1	179,632	0.13	179,632	10.490	77.60	528	100.00	0.00
10.500% - 10.999%	3	427,823	0.30	142,608	10.625	85.00	523	100.00	0.00
11.000% - 11.499%	1	80,759	0.06	80,759	11.375	70.00	505	100.00	0.00
TOTAL	**804**	**$143,548,749**	**100.00%**	**$178,543**	**7.184%**	**80.76%**	**630**	**48.67%**	**0.00%**

The Group III Mortgage Loans

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date. The balances are scheduled as of March 1, 2004.

Scheduled Principal Balance:	$223,378,884
Number of Mortgage Loans:	800
Average Scheduled Principal Balance:	$279,224
Weighted Average Gross Coupon:	7.364%
Weighted Average Net Coupon:	6.859%
Weighted Average Original FICO Score:	650
Weighted Average Original LTV Ratio[(1)]:	83.67%
Weighted Average Stated Remaining Term (months):	330
Weighted Average Seasoning (months):	4
Weighted Average Months to Next Adjustment Date:	23
Weighted Average Gross Margin:	5.766%
Weighted Average Initial Rate Cap:	1.938%
Weighted Average Periodic Rate Cap:	1.000%
Weighted Average Gross Maximum Lifetime Rate:	13.360%
Weighted Average Gross Minimum Lifetime Rate:	6.872%
Interest-Only Hybrid ARMs:	10.54%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Group III Mortgage Loans

Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
$50,000 or less	12	$440,389	0.20%	$36,699	10.179%	91.63%	648	34.11%	83.17%
$50,001 - $100,000	244	19,047,537	8.53	78,064	10.233	98.89	672	40.73	98.74
$100,001 - $150,000	96	11,685,885	5.23	121,728	10.195	98.06	667	33.11	96.05
$150,001 - $200,000	14	2,454,541	1.10	175,324	9.432	92.60	651	42.97	79.15
$200,001 - $250,000	4	924,919	0.41	231,230	6.893	82.52	670	73.93	0.00
$250,001 - $300,000	1	255,218	0.11	255,218	6.376	82.60	620	100.00	0.00
$300,001 - $350,000	68	23,191,755	10.38	341,055	6.893	81.57	633	47.06	0.00
$350,001 - $400,000	125	47,339,920	21.19	378,719	6.741	81.42	648	37.97	0.00
$400,001 - $450,000	89	37,945,214	16.99	426,351	6.873	82.51	648	45.00	0.00
$450,001 - $500,000	61	29,077,064	13.02	476,673	6.973	80.98	658	39.13	0.00
$500,001 - $550,000	33	17,388,260	7.78	526,917	6.853	79.81	644	42.39	0.00
$550,001 - $600,000	25	14,574,284	6.52	582,971	7.255	80.36	635	27.89	0.00
$600,001 - $650,000	13	8,175,450	3.66	628,881	6.974	78.60	646	30.57	0.00
$650,001 - $700,000	7	4,763,053	2.13	680,436	6.531	81.36	635	27.95	0.00
$700,001 - $750,000	4	2,868,183	1.28	717,046	6.395	78.58	665	75.44	0.00
$750,001 - $800,000	1	768,329	0.34	768,329	6.250	83.70	649	0.00	0.00
$800,001 - $850,000	2	1,621,238	0.73	810,619	6.684	72.05	655	0.00	0.00
$850,001 - $900,000	1	857,644	0.38	857,644	6.750	80.00	692	100.00	0.00
Total	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
5.000% - 5.499%	9	$4,003,206	1.79%	$444,801	5.311%	78.93%	698	78.53%	0.00%
5.500% - 5.999%	66	28,402,145	12.71	430,336	5.808	78.85	683	58.88	0.00
6.000% - 6.499%	63	28,078,795	12.57	445,695	6.272	79.32	659	36.96	0.00
6.500% - 6.999%	146	62,233,809	27.86	426,259	6.758	81.45	647	36.86	0.00
7.000% - 7.499%	56	23,937,358	10.72	427,453	7.219	80.50	637	39.70	0.00
7.500% - 7.999%	67	27,375,484	12.26	408,589	7.752	83.87	621	32.71	1.23
8.000% - 8.499%	55	12,872,310	5.76	234,042	8.236	86.44	641	45.85	19.57
8.500% - 8.999%	47	8,834,010	3.95	187,958	8.709	91.47	638	42.91	40.02
9.000% - 9.499%	15	1,344,485	0.60	89,632	9.204	99.55	700	41.95	100.00
9.500% - 9.999%	51	4,782,922	2.14	93,783	9.738	98.22	647	53.04	92.09
10.000% - 10.499%	23	3,200,331	1.43	139,145	10.146	87.24	618	28.36	58.94
10.500% - 10.999%	167	15,045,829	6.74	90,095	10.809	98.88	656	23.96	100.00
11.000% - 11.499%	3	252,255	0.11	84,085	11.156	100.00	686	29.30	100.00
11.500% - 11.999%	13	1,397,678	0.63	107,514	11.816	99.57	665	12.79	100.00
12.000% or above	19	1,618,267	0.72	85,172	12.833	98.90	674	12.84	100.00
Total	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

The Group III Mortgage Loans

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	8	$2,946,100	1.32%	$368,262	8.163%	72.71%	510	55.38%	0.00%
520 - 539	18	7,733,362	3.46	429,631	7.720	78.24	531	64.12	1.08
540 - 559	17	6,685,827	2.99	393,284	7.253	79.05	553	81.48	1.17
560 - 579	22	8,939,752	4.00	406,352	7.237	79.74	573	32.02	1.79
580 - 599	48	15,545,032	6.96	323,855	7.501	83.73	590	54.37	8.67
600 - 619	74	20,981,178	9.39	283,529	7.579	84.23	610	38.47	13.00
620 - 639	117	30,233,232	13.53	258,404	7.654	83.92	629	40.40	17.45
640 - 659	129	35,936,341	16.09	278,576	7.419	85.41	649	27.29	15.36
660 - 679	93	24,715,771	11.06	265,761	7.202	83.25	667	33.58	15.24
680 - 699	82	21,918,981	9.81	267,305	7.303	85.46	688	39.87	17.76
700 - 719	72	19,185,125	8.59	266,460	6.918	83.10	710	42.37	19.63
720 - 739	52	13,262,545	5.94	255,049	7.318	84.12	729	34.19	17.48
740 - 759	41	9,899,646	4.43	241,455	6.891	84.88	747	39.45	21.84
760 - 779	18	3,462,481	1.55	192,360	6.808	88.59	768	56.95	23.98
780 - 799	9	1,933,511	0.87	214,835	7.688	86.07	785	19.74	21.23
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
First Lien	446	$191,037,724	85.52%	$428,336	6.874%	81.13%	646	40.45%	0.00%
Second Lien	354	32,341,160	14.48	91,359	10.260	98.69	670	37.51	100.00
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY ORIGINAL LTV (1)

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
50.00% or below	3	$1,109,412	0.50%	$369,804	6.502%	44.96%	699	100.00%	16.15%
50.01% - 55.00%	3	1,240,726	0.56	413,575	7.239	53.59	610	4.82	0.00
55.01% - 60.00%	4	1,602,202	0.72	400,551	6.785	56.81	556	0.00	0.00
60.01% - 65.00%	3	1,217,986	0.55	405,995	7.733	62.98	575	50.89	0.00
65.01% - 70.00%	18	7,848,195	3.51	436,011	7.018	68.55	603	48.95	0.00
70.01% - 75.00%	43	18,399,898	8.24	427,905	6.834	73.89	632	14.85	0.00
75.01% - 80.00%	242	105,255,387	47.12	434,940	6.679	79.72	662	40.84	0.05
80.01% - 85.00%	32	13,592,949	6.09	424,780	7.136	84.45	595	52.34	0.79
85.01% - 90.00%	74	25,230,266	11.29	340,950	7.443	89.58	629	35.21	5.66
90.01% - 95.00%	65	15,026,359	6.73	231,175	7.759	94.78	665	51.29	17.83
95.01% - 100.00%	313	32,855,502	14.71	104,970	9.841	99.97	671	43.69	84.90
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Group III Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	321	$89,403,859	40.02%	$278,517	7.117%	84.40%	642	100.00%	13.57%
Streamline	234	48,507,101	21.72	207,295	8.080	85.02	676	0.00	26.94
Stated Documentation	75	27,809,958	12.45	370,799	7.154	79.49	652	0.00	3.00
Alternate	59	21,632,836	9.68	366,658	7.210	82.10	632	0.00	9.85
Limited Documentation	60	20,775,713	9.30	346,262	7.148	84.51	641	0.00	10.21
Lite Doc	51	15,249,416	6.83	299,008	7.436	83.78	645	0.00	13.50
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Purchase	501	$119,664,998	53.57%	$238,852	7.482%	85.26%	671	40.00%	20.33%
Refinance – Cashout	228	78,041,536	34.94	342,287	7.247	82.13	621	40.60	7.75
Refinance – Rate/Term	71	25,672,350	11.49	361,582	7.174	80.94	639	38.40	7.66
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	777	$215,849,218	96.63%	$277,798	7.371%	83.73%	649	40.21%	14.91%
Non-Owner Occupied	17	5,832,821	2.61	343,107	7.199	80.14	675	30.83	0.00
Second Home	6	1,696,845	0.76	282,807	7.153	88.26	683	47.28	9.70
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	584	$167,265,090	74.88%	$286,413	7.359%	83.63%	645	40.48%	13.77%
PUD	108	32,441,811	14.52	300,387	7.298	82.98	658	38.92	14.29
Condominium	49	12,491,982	5.59	254,938	7.340	84.05	668	30.40	18.13
2-4 Family Residence	53	10,263,836	4.59	193,657	7.646	85.72	675	50.62	21.26
PUD Attached	3	591,447	0.26	197,149	7.975	88.22	612	11.78	25.46
Other	3	324,717	0.15	108,239	7.812	85.15	671	0.00	25.75
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

The Group III Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California - Southern	406	$106,211,487	47.55%	$261,605	7.402%	84.21%	652	42.09%	17.00%
California - Northern	203	55,953,068	25.05	275,631	7.075	84.16	661	46.60	16.35
New York	38	12,158,308	5.44	319,955	7.505	82.46	647	31.02	7.57
Virginia	18	6,528,403	2.92	362,689	7.741	84.18	637	33.78	10.19
New Jersey	19	5,669,258	2.54	298,382	7.541	85.42	656	43.52	6.25
Colorado	13	4,532,341	2.03	348,642	7.420	81.14	625	0.00	13.56
Illinois	13	4,225,179	1.89	325,014	7.398	79.31	653	11.14	10.72
Maryland	13	4,182,641	1.87	321,742	7.344	81.85	626	51.39	5.50
Florida	12	3,981,251	1.78	331,771	7.346	81.52	621	18.58	4.79
Massachusetts	8	3,684,252	1.65	460,532	7.245	75.84	605	29.91	5.42
Nevada	9	2,868,682	1.28	318,742	7.733	82.64	652	18.53	11.35
Connecticut	6	1,807,249	0.81	301,208	8.034	84.03	662	19.01	6.30
Arizona	5	1,712,517	0.77	342,503	7.520	91.37	652	66.95	11.02
Michigan	5	1,040,229	0.47	208,046	8.268	85.67	590	66.48	6.43
North Carolina	2	963,982	0.43	481,991	8.527	83.03	594	60.65	0.00
Other	30	7,860,039	3.52	262,001	7.703	81.10	631	30.80	10.36
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
94531	15	$3,748,978	1.68%	$249,932	7.101%	84.35%	661	40.01%	21.04%
94080	11	3,338,506	1.49	303,501	6.712	83.49	692	67.38	19.65
94015	9	3,067,101	1.37	340,789	6.364	82.90	697	85.03	9.52
91390	9	2,577,901	1.15	286,433	6.790	82.75	670	45.87	14.65
91302	5	2,239,141	1.00	447,828	7.384	77.91	656	23.53	5.53
91307	6	2,123,881	0.95	353,980	6.702	83.84	662	39.15	9.50
94014	7	2,076,901	0.93	296,700	6.413	83.17	714	42.42	15.85
91311	7	2,023,839	0.91	289,120	6.948	84.83	681	27.13	13.88
93065	8	1,808,969	0.81	226,121	8.054	85.20	669	27.80	20.32
93551	4	1,747,504	0.78	436,876	7.140	81.25	637	0.00	9.92
Other	719	198,626,164	88.92	276,253	7.420	83.75	647	39.56	14.47
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
180 or less	356	$32,706,179	14.64%	$91,871	10.223%	98.26%	670	37.09%	98.88%
301 - 360	444	190,672,705	85.36	429,443	6.874	81.17	646	40.53	0.00
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

The Group III Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
15yr Balloon	354	$32,341,160	14.48%	$91,359	10.260%	98.69%	670	37.51%	100.00%
15yr Fixed	2	365,019	0.16	182,510	6.955	60.19	627	0.00	0.00
2yr Fixed/6mo LIBOR	307	131,707,874	58.96	429,016	7.050	81.47	636	33.43	0.00
2yr Fixed/6mo LIBOR/5yr IO	38	16,736,290	7.49	440,429	5.966	80.46	685	69.41	0.00
3yr Fixed/6mo LIBOR	12	4,661,995	2.09	388,500	6.979	85.09	638	37.30	0.00
30yr Fixed	60	25,607,919	11.46	426,799	6.879	79.89	660	50.78	0.00
5yr Fixed/6mo LIBOR	13	5,145,295	2.30	395,792	6.043	80.00	678	51.53	0.00
5yr Fixed/6mo LIBOR/5yr IO	14	6,813,333	3.05	486,667	6.244	80.00	685	62.07	0.00
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	164	$44,910,609	20.11%	$273,845	7.877%	83.41%	647	31.09%	16.45%
6	1	424,203	0.19	424,203	7.500	100.00	643	100.00	0.00
12	41	13,562,486	6.07	330,792	7.396	83.33	650	24.79	8.27
24	425	124,742,227	55.84	293,511	7.157	83.30	648	40.96	11.90
26	1	455,751	0.20	455,751	5.125	80.00	701	100.00	0.00
36	168	39,283,608	17.59	233,831	7.451	85.14	658	51.18	22.86
TOTAL	**800**	**$223,378,884**	**100.00%**	**$279,224**	**7.364%**	**83.67%**	**650**	**40.02%**	**14.48%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	1	$352,954	0.21%	$352,954	6.500%	68.90%	546	100.00%	0.00%
1.500%	293	125,407,498	75.97	428,012	7.058	81.35	636	33.87	0.00
2.910%	1	385,720	0.23	385,720	6.990	80.00	701	0.00	0.00
3.000%	75	32,105,281	19.45	428,070	6.288	81.87	668	53.60	0.00
5.000%	14	6,813,333	4.13	486,667	6.244	80.00	685	62.07	0.00
TOTAL	**384**	**$165,064,786**	**100.00%**	**$429,856**	**6.873%**	**81.36%**	**644**	**38.94%**	**0.00%**

The Group III Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	384	$165,064,786	100.00%	$429,856	6.873%	81.36%	644	38.94%	0.00%
TOTAL	**384**	**$165,064,786**	**100.00%**	**$429,856**	**6.873%**	**81.36%**	**644**	**38.94%**	**0.00%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
August 2005	3	$1,259,997	0.76%	$419,999	7.494%	76.89%	544	28.01%	0.00%
September 2005	8	3,596,941	2.18	449,618	6.764	85.93	633	42.65	0.00
October 2005	35	15,256,353	9.24	435,896	7.139	82.69	629	38.83	0.00
November 2005	189	80,331,111	48.67	425,032	6.882	81.35	644	38.46	0.00
December 2005	110	47,999,762	29.08	436,361	6.934	80.72	644	35.30	0.00
November 2006	11	4,307,792	2.61	391,617	7.061	84.79	637	32.14	0.00
December 2006	1	354,203	0.21	354,203	5.990	88.80	650	100.00	0.00
October 2008	6	2,433,850	1.47	405,642	5.943	78.81	679	45.46	0.00
November 2008	17	7,693,864	4.66	452,580	6.241	80.38	684	56.20	0.00
December 2008	4	1,830,914	1.11	457,728	6.093	80.00	675	79.18	0.00
TOTAL	**384**	**$165,064,786**	**100.00%**	**$429,856**	**6.873%**	**81.36%**	**644**	**38.94%**	**0.00%**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.001% - 4.500%	7	$3,298,767	2.00%	$471,252	6.362%	68.78%	671	10.09%	0.00%
4.501% - 5.000%	92	39,858,926	24.15	433,249	6.347	80.11	676	41.53	0.00
5.001% - 5.500%	58	25,026,795	15.16	431,496	6.376	78.62	645	43.88	0.00
5.501% - 6.000%	71	29,830,071	18.07	420,142	6.811	80.69	634	45.18	0.00
6.001% - 6.500%	85	37,638,553	22.80	442,807	7.250	81.76	634	28.33	0.00
6.501% - 7.000%	45	19,905,972	12.06	442,355	7.422	86.10	624	40.33	0.00
7.001% - 7.500%	16	5,607,660	3.40	350,479	7.929	88.82	622	52.08	0.00
7.501% - 8.000%	9	3,532,943	2.14	392,549	8.363	88.19	610	37.18	0.00
8.001% - 8.500%	1	365,100	0.22	365,100	8.625	95.00	631	0.00	0.00
TOTAL	**384**	**$165,064,786**	**100.00%**	**$429,856**	**6.873%**	**81.36%**	**644**	**38.94%**	**0.00%**

The Group III Mortgage Loans

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10.500% - 10.999%	1	$338,474	0.21%	$338,474	5.750%	80.00%	662	100.00%	0.00%
11.000% - 11.499%	1	611,865	0.37	611,865	5.376	80.00	702	100.00	0.00
11.500% - 11.999%	9	3,798,014	2.30	422,002	5.374	78.87	685	77.37	0.00
12.000% - 12.499%	63	27,152,528	16.45	430,993	5.816	79.20	684	58.62	0.00
12.500% - 12.999%	48	21,093,484	12.78	439,448	6.265	80.44	658	30.61	0.00
13.000% - 13.499%	123	52,032,965	31.52	423,032	6.745	81.73	641	34.43	0.00
13.500% - 13.999%	47	20,203,870	12.24	429,870	7.221	80.12	636	38.98	0.00
14.000% - 14.499%	55	24,169,709	14.64	439,449	7.766	83.89	622	30.39	0.00
14.500% - 14.999%	21	8,672,912	5.25	412,996	8.258	83.56	607	27.39	0.00
15.000% - 15.499%	12	5,677,706	3.44	473,142	8.731	84.02	596	28.86	0.00
16.000% - 16.499%	2	378,459	0.23	189,230	9.500	86.08	529	100.00	0.00
16.500% - 16.999%	2	934,802	0.57	467,401	10.128	80.00	580	51.28	0.00
TOTAL	**384**	**$165,064,786**	**100.00%**	**$429,856**	**6.873%**	**81.36%**	**644**	**38.94%**	**0.00%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
5.000% - 5.499%	9	$4,003,206	2.43%	$444,801	5.311%	78.93%	698	78.53%	0.00%
5.500% - 5.999%	65	27,897,675	16.90	429,195	5.818	79.22	682	59.73	0.00
6.000% - 6.499%	48	21,034,647	12.74	438,222	6.264	80.67	655	30.69	0.00
6.500% - 6.999%	123	52,091,801	31.56	423,511	6.745	81.63	642	34.39	0.00
7.000% - 7.499%	47	20,203,870	12.24	429,870	7.221	80.12	636	38.98	0.00
7.500% - 7.999%	54	23,590,648	14.29	436,864	7.755	84.00	619	31.14	0.00
8.000% - 8.499%	22	9,251,973	5.61	420,544	8.257	83.30	616	25.68	0.00
8.500% - 8.999%	11	5,298,400	3.21	481,673	8.640	86.23	602	30.92	0.00
9.500% - 9.999%	2	378,459	0.23	189,230	9.500	86.08	529	100.00	0.00
10.000% - 10.499%	3	1,314,108	0.80	438,036	10.091	72.26	559	36.48	0.00
TOTAL	**384**	**$165,064,786**	**100.00%**	**$429,856**	**6.873%**	**81.36%**	**644**	**38.94%**	**0.00%**

Sensitivity Analysis

To 10% Optional Termination

Class A-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	4.30	2.90	**2.10**	1.53	1.30
Principal Window	Apr04 - Feb17	Apr04 - Jan13	**Apr04 - Oct10**	Apr04 - May09	Apr04 - Oct06

Class A-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	7.05	5.89	**5.39**	5.04	2.90
Principal Window	Apr07 - Feb17	Apr07 - Jan13	**Nov07 - Oct10**	Aug08 - May09	Oct06 - Jun08

Class A-3 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	4.56	3.19	**2.42**	1.87	1.46
Principal Window	Apr04 - Feb17	Apr04 - Jan13	**Apr04 - Oct10**	Apr04 - May09	Apr04 - Jun08

Class A-4 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	1.63	1.22	**1.00**	0.85	0.75
Principal Window	Apr04 - Mar07	Apr04 - May06	**Apr04 - Dec05**	Apr04 - Sep05	Apr04 - Jul05

Class A-5 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	5.81	4.02	**3.00**	2.22	1.87
Principal Window	Mar07 - Oct15	May06 - Feb12	**Dec05 - Feb10**	Sep05 - Nov08	Jul05 - Oct06

Class A-6 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	12.75	8.71	**6.49**	5.10	2.93
Principal Window	Oct15 - Feb17	Feb12 - Jan13	**Feb10 - Oct10**	Nov08 - May09	Oct06 - Jun08

Sensitivity Analysis

TO 10% OPTIONAL TERMINATION

Class M-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.62	5.91	**4.65**	4.31	4.24
Principal Window	Jul08 - Feb17	Apr07 - Jan13	**Jul07 - Oct10**	Nov07 - May09	May08 - Jun08

Class M-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.62	5.91	**4.59**	4.01	3.91
Principal Window	Jul08 - Feb17	Apr07 - Jan13	**May07 - Oct10**	Jul07 - May09	Sep07 - Jun08

Class M-3 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.62	5.91	**4.56**	3.91	3.65
Principal Window	Jul08 - Feb17	Apr07 - Jan13	**May07 - Oct10**	Jun07 - May09	Aug07 - Jun08

Class M-4 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.62	5.91	**4.56**	3.88	3.58
Principal Window	Jul08 - Feb17	Apr07 - Jan13	**Apr07 - Oct10**	May07 - May09	Jun07 - Jun08

Class M-5 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.62	5.91	**4.54**	3.85	3.51
Principal Window	Jul08 - Feb17	Apr07 - Jan13	**Apr07 - Oct10**	May07 - May09	Jun07 - Jun08

Class M-6 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.60	5.90	**4.53**	3.83	3.46
Principal Window	Jul08 - Feb17	Apr07 - Jan13	**Apr07 - Oct10**	Apr07 - May09	May07 - Jun08

Sensitivity Analysis

TO MATURITY

Class A-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	4.56	3.10	**2.22**	1.54	1.30
Principal Window	Apr04 - Mar29	Apr04 - Jan23	**Apr04 - Nov18**	Apr04 - Feb16	Apr04 - Oct06

Class A-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	7.58	6.54	**6.22**	6.44	3.26
Principal Window	Apr07 - Mar29	Apr07 - Jan23	**Nov07 - Nov18**	Aug08 - Feb16	Oct06 - Nov13

Class A-3 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	4.84	3.43	**2.61**	2.02	1.48
Principal Window	Apr04 - Mar29	Apr04 - Dec22	**Apr04 - Nov18**	Apr04 - Jan16	Apr04 - Oct13

Class A-4 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	1.63	1.22	**1.00**	0.85	0.75
Principal Window	Apr04 - Mar07	Apr04 - May06	**Apr04 - Dec05**	Apr04 - Sep05	Apr04 - Jul05

Class A-5 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	5.81	4.02	**3.00**	2.22	1.87
Principal Window	Mar07 - Oct15	May06 - Feb12	**Dec05 - Feb10**	Sep05 - Nov08	Jul05 - Oct06

Class A-6 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	15.41	11.13	**8.49**	6.67	3.34
Principal Window	Oct15 - Jul28	Feb12 - Mar22	**Feb10 - Nov18**	Nov08 - Mar16	Oct06 - Dec13

Sensitivity Analysis

TO MATURITY

Class M-1 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.32	6.50	**5.13**	4.68	5.49
Principal Window	Jul08 - Jan26	Apr07 - Dec19	**Jul07 - Oct16**	Nov07 - Feb14	May08 - Jul12

Class M-2 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.24	6.47	**5.01**	4.34	4.17
Principal Window	Jul08 - Mar24	Apr07 - Nov18	**May07 - Jul15**	Jul07 - Feb13	Sep07 - May11

Class M-3 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.14	6.39	**4.92**	4.19	3.87
Principal Window	Jul08 - Nov21	Apr07 - May17	**May07 - Jan14**	Jun07 - Dec11	Aug07 - Jun10

Class M-4 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	9.04	6.32	**4.86**	4.12	3.76
Principal Window	Jul08 - Oct20	Apr07 - Jul16	**Apr07 - May13**	May07 - May11	Jun07 - Jan10

Class M-5 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.93	6.21	**4.76**	4.02	3.65
Principal Window	Jul08 - Jun19	Apr07 - Jun15	**Apr07 - Aug12**	May07 - Oct10	Jun07 - Jul09

Class M-6 Certificates	Percentage of Pricing Speed				
	50%	75%	100%	125%	150%
Wtd. Avg. Life	8.74	6.00	**4.60**	3.89	3.51
Principal Window	Jul08 - Nov18	Apr07 - Jun14	**Apr07 - Nov11**	Apr07 - Mar10	May07 - Jan09

Interest Rate Cap Notional Schedules

			Class A-3 Interest Rate Cap		Class A-4, A-5, A-6 Interest Rate Cap		Class M Interest Rate Cap	
Period	Accrual Start	Accrual End	Notional Balance[(1)]	Strike Rate (%)	Notional Balance[(1)]	Strike Rate (%)	Notional Balance[(1)]	Strike Rate (%)
1	03/29/2004	04/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
2	04/25/2004	05/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
3	05/25/2004	06/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
4	06/25/2004	07/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
5	07/25/2004	08/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
6	08/25/2004	09/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
7	09/25/2004	10/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
8	10/25/2004	11/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
9	11/25/2004	12/25/2004	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
10	12/25/2004	01/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
11	01/25/2005	02/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
12	02/25/2005	03/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
13	03/25/2005	04/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
14	04/25/2005	05/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
15	05/25/2005	06/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
16	06/25/2005	07/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
17	07/25/2005	08/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
18	08/25/2005	09/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
19	09/25/2005	10/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
20	10/25/2005	11/25/2005	151,682,000	6.60	177,586,000	6.50	141,024,000	6.60
21	11/25/2005	12/25/2005	48,701,000	7.70	60,656,000	7.50	47,278,000	7.60
22	12/25/2005	01/25/2006	48,701,000	7.70	60,656,000	7.50	47,278,000	7.60
23	01/25/2006	02/25/2006	48,701,000	7.70	60,656,000	7.50	47,278,000	7.60
24	02/25/2006	03/25/2006	48,701,000	7.70	60,656,000	7.50	47,278,000	7.60
25	03/25/2006	04/25/2006	48,701,000	7.70	60,656,000	7.50	47,278,000	7.60
26	04/25/2006	05/25/2006	48,701,000	7.70	60,656,000	7.50	47,278,000	7.60
27	05/25/2006	06/25/2006	48,701,000	7.70	60,656,000	7.50	47,278,000	7.60
28	06/25/2006	07/25/2006	48,701,000	8.30	60,656,000	8.30	47,278,000	8.30
29	07/25/2006	08/25/2006	48,701,000	8.30	60,656,000	8.30	47,278,000	8.30
30	08/25/2006	09/25/2006	48,701,000	8.30	60,656,000	8.30	47,278,000	8.30
31	09/25/2006	10/25/2006	48,701,000	8.30	60,656,000	8.30	47,278,000	8.30
32	10/25/2006	11/25/2006	48,701,000	8.30	60,656,000	8.30	0	N/A
33	11/25/2006	12/25/2006	48,297,000	9.00	0	N/A	0	N/A
34	12/25/2006	01/25/2007	48,297,000	9.00	0	N/A	0	N/A
35	01/25/2007	02/25/2007	48,297,000	9.00	0	N/A	0	N/A
36	02/25/2007	03/25/2007	48,297,000	9.00	0	N/A	0	N/A
37	03/25/2007	04/25/2007	48,297,000	9.00	0	N/A	0	N/A
38	04/25/2007	05/25/2007	0	N/A	0	N/A	0	N/A

(1) *The Interest Rate Cap Notional Schedules will be adjusted to reflect the final pool balance.*

Net WAC Rate Cap (%) for the Class A-1 and Class A-2 Certificates

Period	NWC[1] (%)	NWC[2] (%)	Period	NWC[1] (%)	NWC[2] (%)	Period	NWC[1] (%)	NWC[2] (%)
1	7.77	7.77	28	7.07	8.70	55	7.17	10.97
2	6.99	6.99	29	6.85	8.42	56	6.94	10.60
3	6.76	6.76	30	6.85	8.42	57	7.18	11.04
4	6.99	6.99	31	7.08	8.69	58	6.96	10.70
5	6.76	6.76	32	6.85	8.41	59	6.96	10.69
6	6.76	6.76	33	7.09	9.18	60	7.71	11.81
7	6.99	6.99	34	6.87	9.09	61	6.97	10.66
8	6.76	6.76	35	6.87	9.08	62	7.20	10.99
9	6.99	6.99	36	7.61	10.05	63	6.97	10.65
10	6.76	6.76	37	6.88	9.07	64	7.21	11.00
11	6.76	6.76	38	7.11	9.37	65	6.98	10.62
12	7.48	7.48	39	6.88	9.49	66	6.98	10.61
13	6.76	6.76	40	7.12	9.99	67	7.22	10.95
14	6.99	6.99	41	6.89	9.66	68	6.99	10.58
15	6.76	6.76	42	6.89	9.65	69	7.23	10.93
16	6.99	6.99	43	7.13	9.96	70	7.00	10.57
17	6.76	6.76	44	6.90	9.63	71	7.00	10.56
18	6.77	6.77	45	7.13	10.38	72	7.75	11.67
19	6.99	6.99	46	6.90	10.21	73	7.01	10.52
20	6.77	6.77	47	6.91	10.19	74	7.24	10.86
21	7.03	7.76	48	7.39	10.88	75	7.01	10.51
22	6.83	7.81	49	6.91	10.17	76	7.25	10.85
23	6.83	7.80	50	7.15	10.50	77	7.02	10.48
24	7.56	8.64	51	6.92	10.51	78	7.02	10.46
25	6.83	7.80	52	7.15	11.01	79	7.26	10.80
26	7.07	8.06	53	6.93	10.64	80	n.a.	10.43
27	6.84	8.24	54	6.93	10.63			

(1) Assumes 6m LIBOR remains constant at 1.150%, 1m LIBOR remains constant at 1.090% and the cashflows are run to the Optional Termination at the Pricing Speed

(2) *Assumes 6m LIBOR and 1m LIBOR increase instantaneously to 20.000% and the cashflows are run to the Optional Termination at the Pricing Speed.*

Net WAC Rate Cap (%) for the Class A-3 Certificates

Period	NWC(1) (%)	NWC(2) (%)	NWC(3) (%)	Period	NWC(1) (%)	NWC(2) (%)	NWC(3) (%)	Period	NWC(1) (%)	NWC(2) (%)	NWC(3) (%)
1	7.72	7.72	13.14	28	7.04	8.73	11.69	55	7.13	11.08	11.08
2	6.94	6.94	11.83	29	6.81	8.44	11.30	56	6.90	10.71	10.71
3	6.72	6.72	11.45	30	6.82	8.44	11.29	57	7.14	11.13	11.13
4	6.94	6.94	11.83	31	7.05	8.72	11.65	58	6.91	10.78	10.78
5	6.72	6.72	11.45	32	6.82	8.43	11.26	59	6.92	10.77	10.77
6	6.72	6.72	11.46	33	7.05	9.25	11.62	60	7.66	11.91	11.91
7	6.94	6.94	11.84	34	6.83	9.15	11.23	61	6.92	10.74	10.74
8	6.72	6.72	11.46	35	6.83	9.14	11.22	62	7.16	11.08	11.08
9	6.94	6.94	11.85	36	7.57	10.11	12.40	63	6.93	10.73	10.73
10	6.72	6.72	11.47	37	6.84	9.13	11.19	64	7.17	11.07	11.07
11	6.72	6.72	11.47	38	7.07	9.43	9.43	65	6.94	10.70	10.70
12	7.44	7.44	12.70	39	6.85	9.58	9.58	66	6.94	10.69	10.69
13	6.72	6.72	11.47	40	7.08	10.08	10.08	67	7.18	11.03	11.03
14	6.94	6.94	11.85	41	6.85	9.74	9.74	68	6.95	10.65	10.65
15	6.72	6.72	11.47	42	6.86	9.73	9.73	69	7.18	11.01	11.01
16	6.94	6.94	11.85	43	7.09	10.05	10.05	70	6.96	10.64	10.64
17	6.72	6.72	11.46	44	6.86	9.72	9.72	71	6.96	10.63	10.63
18	6.72	6.72	11.45	45	7.09	10.49	10.49	72	7.71	11.75	11.75
19	6.95	6.95	11.82	46	6.87	10.31	10.31	73	6.97	10.60	10.60
20	6.73	6.73	11.43	47	6.87	10.30	10.30	74	7.20	10.93	10.93
21	7.00	7.77	11.79	48	7.35	10.99	10.99	75	6.97	10.58	10.58
22	6.79	7.81	11.40	49	6.88	10.27	10.27	76	7.21	10.92	10.92
23	6.80	7.81	11.39	50	7.11	10.60	10.60	77	6.98	10.55	10.55
24	7.53	8.65	12.59	51	6.88	10.63	10.63	78	6.98	10.54	10.54
25	6.80	7.81	11.36	52	7.12	11.13	11.13	79	7.22	10.87	10.87
26	7.03	8.07	11.72	53	6.89	10.75	10.75	80	n.a.	10.50	10.50
27	6.81	8.27	11.33	54	6.89	10.74	10.74				

(1) Assumes 6m LIBOR remains constant at 1.150%, 1m LIBOR remains constant at 1.090% and the cashflows are run to the Optional Termination at the Pricing Speed

(2) Assumes 6m LIBOR and 1m LIBOR increase instantaneously to 20.000%, the cashflows are run to the Optional Termination at the Pricing Speed, and no payments from the respective interest rate Cap are received or applied.

(3) Assumes 6m LIBOR and 1m LIBOR increase instantaneously to 20.000%, the cashflows are run to the Optional Termination at the Pricing Speed, and all payments from the respective interest rate Cap are collected when due.

Net WAC Rate Cap (%) for the Class A-4, Class A-5 and Class A-6 Certificates

Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)	Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)	Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)
1	7.62	7.62	12.95	28	6.96	8.66	11.53	55	7.12	10.86	10.86
2	6.86	6.86	11.65	29	6.74	8.38	11.15	56	6.90	10.50	10.50
3	6.64	6.64	11.28	30	6.75	8.38	11.14	57	7.15	11.00	11.00
4	6.86	6.86	11.66	31	6.98	8.66	11.49	58	6.93	10.66	10.66
5	6.64	6.64	11.28	32	6.76	8.38	11.11	59	6.93	10.65	10.65
6	6.64	6.64	11.29	33	6.99	9.13	9.13	60	7.68	11.77	11.77
7	6.86	6.86	11.67	34	6.77	9.04	9.04	61	6.95	10.62	10.62
8	6.63	6.63	11.29	35	6.78	9.03	9.03	62	7.18	10.96	10.96
9	6.85	6.85	11.67	36	7.51	9.99	9.99	63	6.96	10.63	10.63
10	6.63	6.63	11.30	37	6.79	9.02	9.02	64	7.20	10.98	10.98
11	6.63	6.63	11.30	38	7.02	9.32	9.32	65	6.97	10.61	10.61
12	7.34	7.34	12.51	39	6.80	9.43	9.43	66	6.98	10.60	10.60
13	6.63	6.63	11.30	40	7.03	9.94	9.94	67	7.22	10.93	10.93
14	6.85	6.85	11.68	41	6.81	9.61	9.61	68	6.99	10.57	10.57
15	6.63	6.63	11.30	42	6.82	9.60	9.60	69	7.23	10.93	10.93
16	6.86	6.86	11.67	43	7.05	9.92	9.92	70	7.00	10.57	10.57
17	6.64	6.64	11.29	44	6.83	9.59	9.59	71	7.01	10.55	10.55
18	6.64	6.64	11.28	45	7.06	10.30	10.30	72	7.77	11.67	11.67
19	6.87	6.87	11.65	46	6.84	10.13	10.13	73	7.02	10.53	10.53
20	6.65	6.65	11.26	47	6.85	10.12	10.12	74	7.26	10.86	10.86
21	6.90	7.63	11.62	48	7.32	10.81	10.81	75	7.03	10.51	10.51
22	6.71	7.76	11.24	49	6.86	10.10	10.10	76	7.28	10.85	10.85
23	6.71	7.76	11.22	50	7.09	10.43	10.43	77	7.05	10.48	10.48
24	7.44	8.59	12.41	51	6.87	10.41	10.41	78	7.05	10.47	10.47
25	6.72	7.76	11.20	52	7.10	10.90	10.90	79	7.30	10.80	10.80
26	6.95	8.02	11.56	53	6.88	10.53	10.53	80	n.a.	10.44	10.44
27	6.73	8.18	11.17	54	6.89	10.52	10.52				

(1) Assumes 6m LIBOR remains constant at 1.150%, 1m LIBOR remains constant at 1.090% and the cashflows are run to the Optional Termination at the Pricing Speed

(2) Assumes 6m LIBOR and 1m LIBOR increase instantaneously to 20.000%, the cashflows are run to the Optional Termination at the Pricing Speed, and no payments from the respective interest rate Cap are received or applied.

(3) Assumes 6m LIBOR and 1m LIBOR increase instantaneously to 20.000%, the cashflows are run to the Optional Termination at the Pricing Speed, and all payments from the respective interest rate Cap are collected when due.

Net WAC Rate Cap (%) for the Class M Certificates

Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)	Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)	Period	NWC[1] (%)	NWC[2] (%)	NWC[3] (%)
1	7.71	7.71	13.06	28	7.03	8.70	11.63	55	7.14	10.97	10.97
2	6.94	6.94	11.76	29	6.81	8.41	11.24	56	6.92	10.60	10.60
3	6.72	6.72	11.38	30	6.81	8.41	11.22	57	7.16	11.05	11.05
4	6.94	6.94	11.76	31	7.04	8.69	11.58	58	6.94	10.71	10.71
5	6.72	6.72	11.39	32	6.82	8.41	8.41	59	6.94	10.70	10.70
6	6.72	6.72	11.39	33	7.05	9.18	9.18	60	7.69	11.82	11.82
7	6.94	6.94	11.77	34	6.83	9.09	9.09	61	6.95	10.67	10.67
8	6.71	6.71	11.40	35	6.84	9.08	9.08	62	7.19	11.01	11.01
9	6.94	6.94	11.78	36	7.57	10.05	10.05	63	6.96	10.66	10.66
10	6.71	6.71	11.40	37	6.84	9.07	9.07	64	7.19	11.01	11.01
11	6.71	6.71	11.41	38	7.07	9.37	9.37	65	6.97	10.64	10.64
12	7.43	7.43	12.63	39	6.85	9.50	9.50	66	6.97	10.62	10.62
13	6.71	6.71	11.41	40	7.08	10.00	10.00	67	7.21	10.96	10.96
14	6.94	6.94	11.78	41	6.86	9.67	9.67	68	6.98	10.59	10.59
15	6.71	6.71	11.40	42	6.86	9.66	9.66	69	7.22	10.95	10.95
16	6.94	6.94	11.78	43	7.09	9.97	9.97	70	6.99	10.59	10.59
17	6.72	6.72	11.39	44	6.87	9.64	9.64	71	6.99	10.57	10.57
18	6.72	6.72	11.38	45	7.10	10.38	10.38	72	7.75	11.69	11.69
19	6.95	6.95	11.75	46	6.88	10.21	10.21	73	7.00	10.54	10.54
20	6.72	6.73	11.36	47	6.88	10.20	10.20	74	7.24	10.88	10.88
21	6.98	7.72	11.72	48	7.36	10.89	10.89	75	7.01	10.53	10.53
22	6.78	7.79	11.33	49	6.89	10.18	10.18	76	7.25	10.87	10.87
23	6.79	7.79	11.32	50	7.12	10.50	10.50	77	7.02	10.50	10.50
24	7.52	8.63	12.52	51	6.90	10.51	10.51	78	7.02	10.48	10.48
25	6.79	7.79	11.29	52	7.13	11.01	11.01	79	7.26	10.82	10.82
26	7.02	8.05	11.65	53	6.90	10.64	10.64	80	n.a.	10.45	10.45
27	6.80	8.23	11.26	54	6.91	10.62	10.62				

(1) Assumes 6m LIBOR remains constant at 1.150%, 1m LIBOR remains constant at 1.090% and the cashflows are run to the Optional Termination at the Pricing Speed

(2) Assumes 6m LIBOR and 1m LIBOR increase instantaneously to 20.000%, the cashflows are run to the Optional Termination at the Pricing Speed, and no payments from the respective interest rate Cap are received or applied.

(3) Assumes 6m LIBOR and 1m LIBOR increase instantaneously to 20.000%, the cashflows are run to the Optional Termination at the Pricing Speed, and all payments from the respective interest rate Cap are collected when due.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS SECURITIES LLC	
Asset-Backed Finance	
Shahid Quraishi	(212) 713-2728
Jay Lown	(212) 713-3670
Paul Scialabba	(212) 713-9832
Peter Faigl	(212) 713-2549
Glenn McIntyre	(212) 713-3180
Dan Huang	(212) 713-3153
Michael Boyle	(212) 713-4129
Verdi Contente	(212) 713-2713
Anthony Beshara	(212) 713-2804
Michael Braylovsky	(212) 713-3744
ABS Syndicate & Trading	
Jack McCleary	(212) 713-4330
Eric Marcus	(212) 713-4002
Stuart Lippman	(212) 713-2946

RATING AGENCIES		
Moody's Investors Service		
Phoebe Yu	Tel:	(212) 553-3712
	Email:	phoebe.yu@moodys.com
Standard & Poors		
Kyle Beauchamp	Tel:	(212) 438-2505
	Email:	kyle_beauchamp@standardandpoors.com
Fitch Ratings		
Elinor Chan	Tel:	(212) 908-1264
	Email:	elinor.chan@fitchratings.com

MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2004-WMC1
Mortgage Pass-Through Certificates

$[ ]
(APPROXIMATE)

WMC Mortgage Corporation
(ORIGINATOR)

HomEq Servicing Corporation
(MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

March 11, 2004

UBS Investment Bank

The analysis in this report is based on information provided by WMC Mortgage Corporation (the "Originator"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

MASTR Asset Backed Securities Trust 2004-WMC1
Mortgage Pass-Through Certificates

$[ ] (APPROXIMATE OFFERED CERTIFICATES)

Structure Overview

Class[1][2]	Initial Certificate Principal Balance ($)[3]	Certificate Type	Expected WAL (years)[4][5] Call / Maturity	Expected Principal Window[4][5] Start – Call – Maturity	Legal Final Maturity Date	Expected Ratings (S&P / Moody's / Fitch)
Offered Certificates						
M-7[7][8]	[ ]	FLT/MEZZ	[ ] / [ ]	[ ] – [ ] – [ ]	February 2034	BB+ / Ba1 / BB+
Non-Offered Certificates						
A-1 [illegible]	[illegible]	FLT/SEN	[illegible]	Not Offered Hereby	[illegible]	AAA / Aaa / AAA
A-2 [illegible]	[illegible]	FLT/SEN	[illegible]	Not Offered Hereby	[illegible]	AAA / Aaa / AAA
A-3 [illegible]	[illegible]	FLT/SEN	[illegible]	Not Offered Hereby	[illegible]	AAA / Aaa / AAA
M-1 [illegible]	[illegible]	FLT/MEZZ	[illegible]	Not Offered Hereby	[illegible]	AA / Aa2 / AA
M-2 [illegible]	[illegible]	FLT/MEZZ	[illegible]	Not Offered Hereby	[illegible]	A / A2 / A
M-3 [illegible]	[illegible]	FLT/MEZZ	[illegible]	Not Offered Hereby	[illegible]	A- / A3 / A-
M-4 [illegible]	[illegible]	FLT/MEZZ	[illegible]	Not Offered Hereby	[illegible]	BBB+ / Baa1 / BBB+
M-5 [illegible]	[illegible]	FLT/MEZZ	[illegible]	Not Offered Hereby	[illegible]	BBB / Baa2 / BBB
M-6 [illegible]	[illegible]	FLT/MEZZ	[illegible]	Not Offered Hereby	[illegible]	BBB- / Baa3 / BBB-
Total	**$[ ]**					

(1) *[reserved]*
(2) *[reserved]*
(3) Subject to a variance of +/- 5%.
(4) To 10% Optional Termination at the Pricing Speed
(5) *To maturity at the Pricing Speed*
(6) *[reserved]*
(7) *[reserved]*
(8) It is not expected that any of the Class M Certificates will receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	
Adjustable-Rate Mortgage Loans	

Transaction Highlights

- The Mortgage Loans consist of subprime adjustable-rate and fixed-rate, first lien and second lien residential Mortgage Loans on residential one- to four-family properties originated by WMC Mortgage Corporation.
- The transaction consists of a Senior/Mezz/OC structure.
- The Credit Enhancement for the Certificates will be provided through Subordination, Overcollateralization of [ ]%, and Excess Spread.
- The Mortgage Loans will be serviced by HomEq Servicing Corporation, rated SQ1 (Moody's), RPS1 (Fitch), and Strong/Stable (S&P).
- None of the Mortgage Loans will be covered by Mortgage Insurance.
- None of the Mortgage Loans are classified as "High Cost" loans.
- None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 were pledged upon properties located in the state of Georgia.
- The Certificates (subject to certain restrictions as defined herein) will be ERISA eligible.
- None of the Certificates will be SMMEA eligible.
- All numbers and percentages herein relating to the Mortgage Loans are as of the Statistical Calculation Date.
- The Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.
- Bloomberg: MABS 2004-WMC1
- Intex: MABS04WMC1

	MABS 2004-WMC1 Mortgage Loans		
	Adjustable Rate	*Fixed Rate*	*Aggregate*
Current Balance	$570,417,687	$198,100,699	$768,518,386
Number of Loans	2,695	2,073	4,768
Average Loan Balance	$211,658	$95,562	$161,183
Wtd. Avg. Gross Mortgage Rate	7.113%	8.406%	7.446%
Wtd. Avg. Net Mortgage Rate	6.593%	7.886%	6.926%
Wtd. Avg. FICO	633	652	638
Wtd. Avg. Original LTV[1]	81.22%	85.66%	82.36%
Wtd. Avg. Stated Rem. Term (months)	356	283	337
Wtd. Avg. Seasoning (months)	4	4	4
Wtd. Avg. Months to Next Adj. Date	23	N/A	23
Wtd. Avg. Margin	6.014%	N/A	6.014%
Wtd. Avg. Initial Rate Cap	1.824%	N/A	1.824%
Wtd. Avg. Periodic Rate Cap	1.000%	N/A	1.000%
Wtd. Avg. Maximum Rate	13.602%	N/A	13.602%
Wtd. Avg. Minimum Rate	7.113%	N/A	7.113%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2004-WMC1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Real Estate Securities Inc.
Originator:	WMC Mortgage Corporation
Master Servicer:	HomEq Servicing Corporation
HomEq Servicer Ratings:	(see table below)
Trustee and Custodian:	Wells Fargo Bank, N.A.
Lead Underwriter:	UBS Securities LLC
Non-Offered Certificates:	*[reserved]*
Offered Certificates:	Class M-7 Certificates. Only Qualified Institutional Buyers may purchase the Offered Certificates.
Collateral:	As of March 1, 2004 (the "Statistical Calculation Date"), the Mortgage Loans consist of approximately 4,768 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans with an aggregate principal balance of approximately $768,518,386 with principal balances at origination that may or may not conform to Fannie Mae loan limits. The principal balances of the Mortgage Loans as of the Statistical Calculation Date represent scheduled balances as of March 1, 2004.
Expected Pricing Date:	On or about March [17], 2004
Expected Closing Date:	On or about March [29], 2004
Legal Final Maturity Date:	February 25, 2034. This date represents the Distribution Date occurring in the month following the maturity date of the latest maturing Mortgage Loan.
Cut-off Date:	March 1, 2004
Record Date:	The business day immediately preceding each Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in April 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of [0.020]% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Servicing Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

HomEq Servicer Ratings:

	S&P	Moody's	Fitch
Primary Servicer	Strong/Stable	SQ1	RPS1
Special Servicer	Strong/Stable	N/R	RSS1

Transaction Overview

Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Société Anonyme or Euroclear System, on or about March [29], 2004 against payment therefore in immediately available funds.
ERISA Considerations:	The Non-Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, you should consult with counsel as to whether you can buy or hold a Non-Offered Certificate. The acquisition and holding of the Offered Certificates by an employee benefit plan or other retirement arrangement subject to the Employee Retirement Income Security Act of 1974, as amended and/or Section 4975 of the Code will be subject to certain transfer restrictions. See "Considerations for Benefit Plan Investors" in the Prospectus Supplement.
SMMEA Eligibility:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").

The Mortgage Loans (All Collateral)

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Statistical Calculation Date. The balances are scheduled as of March 1, 2004.

Scheduled Principal Balance:	$768,518,386
Number of Mortgage Loans:	4,768
Average Scheduled Principal Balance:	$161,183
Weighted Average Gross Coupon:	7.446%
Weighted Average Net Coupon:	6.926%
Weighted Average Original FICO Score:	638
Weighted Average Original LTV Ratio[(1)]:	82.36%
Weighted Average Stated Remaining Term (months):	337
Weighted Average Seasoning (months):	4
Weighted Average Months to Next Adjustment Date:	23
Weighted Average Gross Margin:	6.014%
Weighted Average Initial Rate Cap:	1.824%
Weighted Average Periodic Rate Cap:	1.000%
Weighted Average Gross Maximum Lifetime Rate:	13.602%
Weighted Average Gross Minimum Lifetime Rate:	7.113%
Interest Only %:	5.66%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
$50,000 or less	778	$26,283,598	3.42%	$33,784	10.637%	96.89%	654	46.28%	89.84%
$50,001 - $100,000	1,071	79,004,745	10.28	73,767	8.919	88.28	637	54.64	43.10
$100,001 - $150,000	880	109,856,600	14.29	124,837	7.784	82.54	629	53.26	11.43
$150,001 - $200,000	634	110,966,253	14.44	175,026	7.217	80.07	630	52.95	1.75
$200,001 - $250,000	449	100,610,660	13.09	224,077	7.080	80.31	634	43.14	0.00
$250,001 - $300,000	364	99,290,458	12.92	272,776	7.033	81.48	639	41.82	0.00
$300,001 - $350,000	208	67,468,473	8.78	324,368	6.945	81.53	637	42.49	0.00
$350,001 - $400,000	135	51,062,190	6.64	378,238	6.777	81.06	651	37.40	0.00
$400,001 - $450,000	97	41,375,693	5.38	426,554	6.847	82.20	649	45.51	0.00
$450,001 - $500,000	65	31,041,905	4.04	477,568	7.000	80.61	658	39.86	0.00
$500,001 - $550,000	34	17,929,630	2.33	527,342	6.842	79.97	645	44.13	0.00
$550,001 - $600,000	25	14,574,284	1.90	582,971	7.255	80.36	635	27.89	0.00
$600,001 - $650,000	13	8,175,450	1.06	628,881	6.974	78.60	646	30.57	0.00
$650,001 - $700,000	7	4,763,053	0.62	680,436	6.531	81.36	635	27.95	0.00
$700,001 - $750,000	4	2,868,183	0.37	717,046	6.395	78.58	665	75.44	0.00
$750,001 - $800,000	1	768,329	0.10	768,329	6.250	83.70	649	0.00	0.00
$800,001 - $850,000	2	1,621,238	0.21	810,619	6.684	72.05	655	0.00	0.00
$850,001 - $900,000	1	857,644	0.11	857,644	6.750	80.00	692	100.00	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
5.000% - 5.499%	26	$8,009,250	1.04%	$308,048	5.320%	78.35%	702	64.61%	0.00%
5.500% - 5.999%	270	69,942,186	9.10	259,045	5.826	78.46	681	57.01	0.00
6.000% - 6.499%	330	79,272,296	10.31	240,219	6.275	78.85	662	45.36	0.06
6.500% - 6.999%	956	212,953,307	27.71	222,755	6.771	79.61	647	41.66	0.00
7.000% - 7.499%	498	100,725,976	13.11	202,261	7.228	80.71	630	45.24	0.00
7.500% - 7.999%	673	120,526,403	15.68	179,088	7.731	82.77	612	47.29	0.47
8.000% - 8.499%	310	47,379,353	6.17	152,837	8.221	85.34	616	50.54	7.97
8.500% - 8.999%	367	46,351,734	6.03	126,299	8.719	85.61	603	53.64	13.69
9.000% - 9.499%	121	12,516,569	1.63	103,443	9.215	84.48	593	57.42	17.34
9.500% - 9.999%	207	15,953,786	2.08	77,071	9.733	91.13	609	61.55	52.99
10.000% - 10.499%	76	6,346,026	0.83	83,500	10.171	89.21	616	46.92	56.61
10.500% - 10.999%	584	34,811,539	4.53	59,609	10.801	98.72	654	27.47	97.27
11.000% - 11.499%	66	2,358,505	0.31	35,735	11.230	96.79	629	51.34	84.08
11.500% - 11.999%	67	3,337,092	0.43	49,807	11.847	99.67	649	33.94	100.00
12.000% or above	217	8,034,365	1.05	37,025	12.734	98.08	650	29.15	100.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	130	$19,753,815	2.57%	$151,952	8.231%	76.00%	512	71.90%	0.00%
520 - 539	195	36,131,595	4.70	185,290	7.998	77.42	531	69.77	0.23
540 - 559	213	38,057,177	4.95	178,672	7.825	77.98	551	68.22	0.48
560 - 579	237	40,389,223	5.26	170,419	7.614	81.28	570	62.50	0.97
580 - 599	421	66,964,941	8.71	159,062	7.565	82.16	590	62.10	6.59
600 - 619	501	81,037,597	10.54	161,752	7.547	82.77	609	54.74	7.95
620 - 639	678	102,431,610	13.33	151,079	7.575	82.84	629	45.34	11.20
640 - 659	697	105,995,409	13.79	152,074	7.496	84.47	649	33.36	12.38
660 - 679	549	85,443,027	11.12	155,634	7.293	83.31	669	32.65	12.60
680 - 699	390	65,467,037	8.52	167,864	7.129	83.28	689	34.81	12.41
700 - 719	298	48,691,159	6.34	163,393	6.991	82.45	709	36.85	14.16
720 - 739	203	34,367,808	4.47	169,300	7.102	83.44	729	34.51	12.62
740 - 759	150	26,996,074	3.51	179,974	6.870	83.04	748	35.20	13.11
760 - 779	77	12,527,973	1.63	162,701	6.863	84.27	769	45.37	14.38
780 - 799	28	4,091,893	0.53	146,139	7.388	83.30	785	26.97	14.77
800 - 819	1	172,048	0.02	172,048	5.750	59.70	804	100.00	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
First Lien	3,440	$696,350,209	90.61%	$202,427	7.125%	80.64%	635	46.94%	0.00%
Second Lien	1,328	72,168,177	9.39	54,344	10.542	99.02	665	39.44	100.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY ORIGINAL LTV [(1)]

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
50.00% or below	1,394	$81,286,016	10.58%	$58,311	10.160%	92.51%	659	41.05%	88.78%
50.01% - 55.00%	30	5,383,692	0.70	179,456	7.092	53.06	615	30.32	0.00
55.01% - 60.00%	65	11,284,529	1.47	173,608	7.079	57.61	595	37.64	0.00
60.01% - 65.00%	70	11,157,140	1.45	159,388	7.148	63.00	602	49.80	0.00
65.01% - 70.00%	159	32,317,410	4.21	203,254	7.174	68.72	598	40.66	0.00
70.01% - 75.00%	240	50,150,081	6.53	208,959	7.051	73.86	619	29.71	0.00
75.01% - 80.00%	1,708	363,357,273	47.28	212,738	6.899	79.81	654	41.58	0.00
80.01% - 85.00%	350	67,969,696	8.84	194,199	7.487	84.30	589	64.39	0.00
85.01% - 90.00%	383	78,048,593	10.16	203,782	7.382	89.57	622	50.05	0.00
90.01% - 95.00%	263	48,797,183	6.35	185,541	7.703	94.65	632	72.15	0.00
95.01% - 100.00%	106	18,766,772	2.44	177,045	7.753	99.89	671	71.11	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

[(1)] *References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.*

The Mortgage Loans (All Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	2,332	$355,319,312	46.23%	$152,367	7.379%	83.35%	623	100.00%	8.01%
Streamline	1,276	176,886,244	23.02	138,626	7.800	83.43	676	0.00	17.71
Stated Documentation	538	110,648,388	14.40	205,666	7.226	76.21	633	0.00	1.27
Alternate	212	45,935,946	5.98	216,679	7.222	82.94	627	0.00	7.27
Limited Documentation	201	42,986,510	5.59	213,863	7.346	84.49	630	0.00	8.27
Lite Doc	209	36,741,987	4.78	175,799	7.448	82.99	643	0.00	11.09
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Purchase	2,697	$390,221,285	50.78%	$144,687	7.533%	84.36%	663	41.05%	14.86%
Refinance – Cashout	1,502	275,262,405	35.82	183,264	7.360	80.06	611	50.33	3.42
Refinance – Rate/Term	569	103,034,696	13.41	181,080	7.346	80.95	618	54.90	4.62
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	4,483	$726,814,366	94.57%	$162,127	7.443%	82.46%	636	46.68%	9.76%
Non-Owner Occupied	203	31,516,434	4.10	155,253	7.559	79.33	665	40.17	0.37
Second Home	82	10,187,586	1.33	124,239	7.309	84.51	677	33.56	11.23
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	3,506	$568,310,397	73.95%	$162,097	7.457%	82.44%	634	46.71%	9.05%
PUD	447	77,158,076	10.04	172,613	7.516	83.07	640	47.14	11.05
Condominium	481	64,675,026	8.42	134,460	7.269	82.79	651	44.88	12.13
2-4 Family Residence	210	43,061,483	5.60	205,055	7.383	79.63	669	38.65	7.25
PUD Attached	94	11,789,758	1.53	125,423	7.747	83.69	633	50.63	9.89
Manufactured Housing	27	3,198,929	0.42	118,479	7.097	74.36	648	58.34	0.00
Other	3	324,717	0.04	108,239	7.812	85.15	671	0.00	25.75
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California - Southern	1,929	$349,405,171	45.46%	$181,133	7.257%	81.71%	647	40.77%	10.92%
California - Northern	572	121,726,654	15.84	212,809	7.054	82.11	652	46.56	11.64
New York	141	30,360,877	3.95	215,325	7.502	80.96	644	42.36	5.80
Virginia	165	24,276,152	3.16	147,128	7.900	84.18	621	52.23	7.41
Texas	212	20,461,863	2.66	96,518	7.900	82.52	623	47.56	7.53
Illinois	133	19,060,830	2.48	143,315	7.668	84.28	625	48.98	5.99
New Jersey	99	18,975,407	2.47	191,671	7.778	81.24	616	49.60	3.11
Maryland	140	18,646,235	2.43	133,187	8.089	84.13	618	59.15	10.01
Florida	141	18,459,562	2.40	130,919	7.726	84.56	618	40.41	5.19
Arizona	160	17,761,178	2.31	111,007	7.811	85.68	636	53.50	9.50
Colorado	92	13,425,483	1.75	145,929	7.429	82.13	633	40.37	12.89
Pennsylvania	115	11,468,355	1.49	99,725	8.147	84.20	603	62.36	4.05
Nevada	86	11,252,928	1.46	130,848	7.688	84.48	648	42.44	11.11
Louisiana	100	9,465,116	1.23	94,651	7.918	84.47	600	70.27	2.78
Michigan	73	9,218,738	1.20	126,284	8.374	84.94	600	70.30	3.36
Other	610	74,553,838	9.70	122,219	7.902	82.64	615	58.62	6.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
91342	36	$5,772,237	0.75%	$160,340	7.090%	82.73%	636	43.81%	12.91%
94531	19	4,758,088	0.62	250,426	6.987	83.91	662	44.47	18.99
92336	25	4,646,275	0.60	185,851	7.155	84.47	642	36.17	7.77
91331	29	4,556,684	0.59	157,127	7.209	83.93	647	41.27	14.79
93065	18	4,092,089	0.53	227,338	7.438	82.41	665	18.38	11.76
93551	17	4,010,110	0.52	235,889	7.147	81.91	644	18.53	7.98
94080	14	3,803,148	0.49	271,653	6.924	81.91	681	71.37	22.91
91343	20	3,613,808	0.47	180,690	7.295	81.96	627	61.65	13.86
91605	17	3,333,409	0.43	196,083	7.345	83.10	641	23.56	9.01
94513	15	3,165,425	0.41	211,028	7.265	83.44	618	56.74	17.60
Other	4,558	726,767,114	94.57	159,449	7.462	82.32	638	46.52	9.14
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
180 or less	1,396	$79,318,288	10.32%	$56,818	10.240%	96.56%	661	40.98%	90.96%
181 - 240	8	1,180,834	0.15	147,604	6.643	77.83	685	81.23	2.03
241 - 300	1	97,400	0.01	97,400	6.875	48.90	586	0.00	0.00
301 - 360	3,363	687,921,864	89.51	204,556	7.125	80.74	635	46.79	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

The Mortgage Loans (All Collateral)

Distribution by Product Type

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
15yr Balloon	1,305	$71,477,025	9.30%	$54,772	10.540%	99.01%	665	39.45%	100.00%
15yr Fixed	91	7,841,264	1.02	86,168	7.502	74.25	625	54.92	8.51
2yr Fixed/6mo LIBOR	2,334	483,083,423	62.86	206,977	7.223	81.32	628	43.35	0.00
2yr Fixed/6mo LIBOR/5yr IO	109	32,354,872	4.21	296,834	6.104	81.29	681	69.83	0.00
20yr Balloon	1	250,339	0.03	250,339	6.250	85.40	727	100.00	0.00
3yr Fixed/6mo LIBOR	113	21,714,993	2.83	192,168	7.053	81.08	635	48.48	0.00
30yr Fixed	676	118,532,071	15.42	175,343	7.184	78.37	646	50.99	0.02
5yr Fixed/6mo LIBOR	105	22,068,712	2.87	210,178	6.691	79.55	656	51.84	0.00
5yr Fixed/6mo LIBOR/5yr IO	33	11,135,509	1.45	337,440	6.218	80.30	685	72.80	0.00
6mo LIBOR	1	60,179	0.01	60,179	6.750	83.80	572	100.00	0.00
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

Distribution by Prepayment Penalty Term

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	1,089	$148,859,289	19.37%	$136,694	8.019%	83.11%	629	45.63%	12.73%
6	3	533,211	0.07	177,737	8.027	96.78	626	100.00	7.72
12	132	29,735,066	3.87	225,266	7.407	81.14	653	35.84	5.68
24	2,303	423,571,272	55.12	183,922	7.214	82.29	636	45.31	6.54
26	1	455,751	0.06	455,751	5.125	80.00	701	100.00	0.00
36	1,240	165,363,797	21.52	133,358	7.535	82.07	648	50.71	14.37
TOTAL	**4,768**	**$768,518,386**	**100.00%**	**$161,183**	**7.446%**	**82.36%**	**638**	**46.23%**	**9.39%**

Distribution by Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	18	$3,333,653	0.58%	$185,203	7.570%	77.58%	594	50.29%	0.00%
1.500%	2,207	457,376,775	80.18	207,239	7.216	81.31	629	43.08	0.00
1.875%	1	97,475	0.02	97,475	6.875	78.20	595	100.00	0.00
2.000%	3	466,962	0.08	155,654	9.267	92.24	607	27.97	0.00
2.910%	1	385,720	0.07	385,720	6.990	80.00	701	0.00	0.00
3.000%	432	97,621,593	17.11	225,976	6.707	80.97	651	56.41	0.00
5.000%	33	11,135,509	1.95	337,440	6.218	80.30	685	72.80	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	2,695	$570,417,687	100.00%	$211,658	7.113%	81.22%	633	45.95%	0.00%
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
June 2004	1	$60,179	0.01%	$60,179	6.750%	83.80%	572	100.00%	0.00%
June 2005	1	95,807	0.02	95,807	6.750	80.00	603	100.00	0.00
July 2005	1	119,439	0.02	119,439	8.500	80.00	511	100.00	0.00
August 2005	17	3,495,237	0.61	205,602	7.432	81.76	590	43.90	0.00
September 2005	38	8,903,419	1.56	234,300	7.089	82.53	623	37.95	0.00
October 2005	242	52,821,473	9.26	218,271	7.172	81.40	628	46.31	0.00
November 2005	1,448	298,250,521	52.29	205,974	7.168	81.29	631	45.25	0.00
December 2005	696	151,752,399	26.60	218,035	7.111	81.26	634	44.44	0.00
October 2006	6	1,257,997	0.22	209,666	7.672	84.98	599	57.53	0.00
November 2006	70	14,595,494	2.56	208,507	7.016	82.53	641	45.88	0.00
December 2006	36	5,807,158	1.02	161,310	7.002	76.59	628	53.53	0.00
January 2007	1	54,345	0.01	54,345	7.876	80.00	613	0.00	0.00
September 2008	6	978,326	0.17	163,054	7.172	82.24	618	76.80	0.00
October 2008	21	5,346,174	0.94	254,580	6.487	81.19	667	64.18	0.00
November 2008	81	19,478,129	3.41	240,471	6.470	79.66	667	60.13	0.00
December 2008	30	7,401,591	1.30	246,720	6.644	78.84	668	49.37	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
2.000% or less	1	$227,747	0.04%	$227,747	7.990%	90.00%	554	0.00%	0.00%
4.001% - 4.500%	24	6,905,350	1.21	287,723	6.313	69.63	672	32.27	0.00
4.501% - 5.000%	336	86,359,027	15.14	257,021	6.447	79.85	667	44.94	0.00
5.001% - 5.500%	380	85,539,124	15.00	225,103	6.492	78.26	643	52.42	0.00
5.501% - 6.000%	446	99,195,432	17.39	222,411	6.841	79.71	638	37.84	0.00
6.001% - 6.500%	673	140,434,522	24.62	208,669	7.235	81.21	631	41.57	0.00
6.501% - 7.000%	399	78,836,466	13.82	197,585	7.582	85.48	616	51.56	0.00
7.001% - 7.500%	230	39,975,363	7.01	173,806	8.014	84.59	600	54.92	0.00
7.501% - 8.000%	186	30,047,696	5.27	161,547	8.666	85.08	591	51.75	0.00
8.001% - 8.500%	16	2,406,131	0.42	150,383	8.970	86.79	599	70.43	0.00
8.501% or greater	4	490,828	0.09	122,707	8.983	81.29	549	100.00	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10.000% - 10.499%	1	$318,228	0.06%	$318,228	5.500%	79.90%	717	100.00%	0.00%
10.500% - 10.999%	3	845,958	0.15	281,986	6.175	80.00	716	75.02	0.00
11.000% - 11.499%	1	611,865	0.11	611,865	5.376	80.00	702	100.00	0.00
11.500% - 11.999%	33	9,428,648	1.65	285,717	5.552	78.60	691	61.05	0.00
12.000% - 12.499%	238	63,042,037	11.05	264,883	5.836	79.07	680	56.47	0.00
12.500% - 12.999%	261	62,146,415	10.89	238,109	6.278	79.99	660	44.49	0.00
13.000% - 13.499%	732	168,649,879	29.57	230,396	6.768	80.53	642	39.26	0.00
13.500% - 13.999%	388	82,111,595	14.39	211,628	7.229	80.88	629	45.22	0.00
14.000% - 14.499%	495	95,669,887	16.77	193,272	7.737	83.48	610	46.12	0.00
14.500% - 14.999%	195	34,389,937	6.03	176,359	8.215	84.03	601	43.15	0.00
15.000% - 15.499%	211	34,666,961	6.08	164,298	8.710	83.11	587	49.67	0.00
15.500% - 15.999%	65	8,455,193	1.48	130,080	9.153	81.32	569	56.91	0.00
16.000% - 16.499%	51	6,783,141	1.19	133,003	9.607	81.70	551	71.17	0.00
16.500% - 16.999%	13	2,226,245	0.39	171,250	10.174	80.25	564	59.02	0.00
17.000% - 17.499%	6	882,376	0.15	147,063	10.654	82.51	525	100.00	0.00
17.500% - 17.999%	1	80,759	0.01	80,759	11.375	70.00	505	100.00	0.00
19.000% - 19.499%	1	108,563	0.02	108,563	11.260	85.00	522	100.00	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.500% - 4.999%	1	$95,807	0.02%	$95,807	6.750%	80.00%	603	100.00%	0.00%
5.000% - 5.499%	26	8,009,250	1.40	308,048	5.320	78.35	702	64.61	0.00
5.500% - 5.999%	242	64,679,945	11.34	267,273	5.828	79.09	680	57.65	0.00
6.000% - 6.499%	258	61,381,027	10.76	237,911	6.269	80.04	659	44.05	0.00
6.500% - 6.999%	736	169,900,636	29.79	230,843	6.763	80.48	643	39.22	0.00
7.000% - 7.499%	387	81,943,948	14.37	211,741	7.227	80.84	629	45.17	0.00
7.500% - 7.999%	500	96,195,258	16.86	192,391	7.729	83.48	610	46.21	0.00
8.000% - 8.499%	196	35,161,235	6.16	179,394	8.225	84.08	603	43.31	0.00
8.500% - 8.999%	212	34,575,441	6.06	163,092	8.706	83.52	588	50.22	0.00
9.000% - 9.499%	66	8,570,338	1.50	129,854	9.197	81.62	567	57.49	0.00
9.500% - 9.999%	50	6,412,252	1.12	128,245	9.689	81.51	547	70.48	0.00
10.000% - 10.499%	13	2,420,852	0.42	186,219	10.161	74.89	552	54.27	0.00
10.500% - 10.999%	6	882,376	0.15	147,063	10.654	82.51	525	100.00	0.00
11.000% - 11.499%	2	189,322	0.03	94,661	11.309	78.60	515	100.00	0.00
TOTAL	**2,695**	**$570,417,687**	**100.00%**	**$211,658**	**7.113%**	**81.22%**	**633**	**45.95%**	**0.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS SECURITIES LLC	
Asset-Backed Finance	
Shahid Quraishi	(212) 713-2728
Jay Lown	(212) 713-3670
Paul Scialabba	(212) 713-9832
Peter Faigl	(212) 713-2549
Glenn McIntyre	(212) 713-3180
Dan Huang	(212) 713-3153
Michael Boyle	(212) 713-4129
Anthony Beshara	(212) 713-2804
Verdi Contente	(212) 713-2713
Michael Braylovsky	(212) 713-3744
ABS Syndicate & Trading	
Jack McCleary	(212) 713-4330
Eric Marcus	(212) 713-4002
Stuart Lippman	(212) 713-2946

RATING AGENCIES		
Moody's Investors Service		
Phoebe Yu	Tel:	(212) 553-3712
	Email:	phoebe.yu@moodys.com
Standard & Poors		
Kyle Beauchamp	Tel:	(212) 438-2505
	Email:	kyle_beauchamp@standardandpoors.com
Fitch Ratings		
Elinor Chan	Tel:	(212) 908-1264
	Email:	elinor.chan@fitchratings.com